FORM 43-101F1
TECHNICAL REPORT

EXPLORATION ACTIVITIES OF
RUBICON MINERALS CORPORATION

ON THE PHOENIX GOLD PROJECT,

RED LAKE, ONTARIO

FOR THE PERIOD
January 2006 to October 2008

NTS 52N/04

Submitted in fulfillment of reporting requirements under
National Instrument 43 - 101
On
January 9, 2009

By: Qualified Person
Robert Thomas, M.A., CPG
CPG # 10314

Table of Contents (ITEM 2)
SUMMARY (ITEM 3)		5
1)	INTRODUCTION (Item 4)	8
1.1)	Terms of Reference and Purpose of Report	8
1.2)	Sources of Information	8
2)	RELIANCE ON OTHER EXPERTS (Item 5)	8
3)	PROPERTY DESCRIPTION AND LOCATION (Item 6)	9
3.1)	Location and Ownership	9
3.2)	Rubicon Obligations on Licenses of Occupation and Mining Lease	9
3.3)	Rubicon Obligations on Patented Claims	10
3.4)	Environmental Liabilities and Permits for Proposed Work	14
4)	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (Item 7)	15
5)	HISTORY (Item 8)	16
5.1)	Ownership History of the Phoenix Gold Project	16
5.2)	Exploration History of Phoenix Gold Project	17
5.3)	Expenditure History of the Phoenix Gold Project (McFinley Red Lake Mines Ltd.)	18
5.4)	Resource History of the Phoenix Gold Project	18
5.5)	Rubicon Exploration History of the Phoenix Gold Project	21
6)	GEOLOGICAL SETTING (Item 9)	24
6.1)	Regional Geology	24
6.2)	Property Geology	29
6.2.1)	Introduction	29
6.2.2)	Stratigraphy	29
6.2.2.1)	F2 Zone Area	29
6.2.2.3)	McFinley Island Area	31
6.2.2.4)	East Bay Area	31
6.2.3)	Structure	31
6.2.4)	Alteration	32
7)	DEPOSIT TYPES (Item 10)	32
7.1)	Group 1 Deposits (Mafic Volcanic Hosted)	33
7.2)	Group 2 Deposits (Felsic Intrusive Hosted)	33
7.3)	Group 3 Deposits (Stratabound)	33
7.4)	Summary	33
8)	MINERALIZATION (Item 11)	34
8.1)	Banded Iron Formation (BIF) - Chert	34
8.2)	Sulphide Breccia Veins	35
8.3)	C-Zone Type	35
8.4)	Sheared Biotite-Arsenopyrite Zones	35
8.5)	Disseminated Arsenopyrite Replacement Zones	36
8.6)	Carbonate Altered Zones (CARZ)	36
8.7)	F2 Zone Types	36
9)	EXPLORATION (Item 12)	40
9.1)	2006 Exploration	40
9.1.1)	Summary	40
9.1.2)	Trenching Program	40
9.1.3)	Diamond Drilling Program	43
9.2)	2007 Exploration	46
9.2.1)	Diamond Drilling Program	46
9.3)	2008 Exploration	50
9.3.1)	Summary	50
9.3.2)	Titan 24 Geophysical Survey	51
9.3.3)	Diamond Drilling Program	54
9.3.3.1)	Pre-F2 Zone Discovery	54
9.3.3.2)	F2 Zone Discovery	55
10)	DRILLING (Item 13)	59
11)	SAMPLING METHOD AND APPROACH (Item 14)	59
11.1)	Core Drilling and Logging	59
11.2)	Drill Core Sampling	59
11.3)	Analysis for Gold	59
12)	SAMPLE PREPERATION, ANALYSIS AND SECURITY (Item 15)	60
12.1)	Drill Core	60
12.2)	Shipping	60
12.3)	Assay Laboratories	60
12.4)	Sample Preparation	60
12.5)	Assay Procedures	61
12.5.1)	ALS Chemex Laboratories	61
12.5.2)	AccurAssay Laboratories	61
12.5.3)	SGS Mineral Services	61
13)	DATA VERIFICATION (Item 16)	62
14)	ADJACENT PROPERTIES (Item 17)	64
15)	MINERAL PROCESSING AND METALLURGICAL TESTING (Item 18)	64
16)	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (Item 19)	64
17)	OTHER RELEVANT DATA AND INFORMATION (Item 20)	65
18)	INTERPRETATION AND CONCLUSIONS (Item 21)	65
19)	RECOMMENDATIONS (Item 22)	65
19.1)	Surface Drilling Program	66
19.2)	Underground Program	66
19.3)	Recommended Program and Budget	67
References (Item 23)		69
Certificate of Qualified Person:	ROBERT D. THOMAS, JR.	71
Consent of Qualified Person:	ROBERT D. THOMAS, JR.	72
Appendix 1: List of Mining Lease, Licenses of Occupation and Patented Claims		73
Appendix 2: F2 Zone significant assays, where Location ID refers to Figure 25 (As of October 30, 2008).		75
Appendix 3: List of Sampling Protocol		82

List of Figures
Figure 1: Property location map.	11
Figure 2: Location of select past/present mines and showings in the Red Lake area.	12
Figure 3: Claim Map of Patented Mining Claims, Leases and Licenses of Occupation - Phoenix Gold Project	13
Figure 4: Mine Infrastructure, McFinley Peninsula	14
Figure 5 : 3-D Perspective – 150 and 400 Levels with mineralized zones.	20
Figure 6: Generalized plan map of all Rubicon drill holes to date on the Phoenix Gold Project.	24
Figure 7: Geology of the Red Lake greenstone belt, showing critical age determinations of volcanic and plutonic rocks (M. Sanborn-Barrie and T. Skulski, GSC, western Superior NATMAP program 1997- 2002).	26
Figure 8: Gold producers in the Red Lake gold camp, with areas of highly altered rocks and deformation zones denoted (from Andrews et al., 1986).	27
Figure 9: D1 and D2 Regional Fabrics (M. Sanborn-Barrie and T. Skulski, GSC, western Superior NATMAP program 1997- 2002).	28
Figure 10: General geology of the Phoenix Gold Project	30
Figure 11: View of the Red Lake Gold Mine Head frames from the Phoenix Gold Project (looking southeast).	34
Figure 12: Example of quartz veined/flooded/brecciated biotized mafic volcanic with gold grades (F2-07).	37
Figure 13: Example of sulphidized and silicified biotized mafic volcanic with VG (F2-07).	37
Figure 14: Example of large quartz-chlorite-tremolite vein with visible gold (F2-07).	38
Figure 15: Visible gold (circled) within quartz vein in siliceous, biotite-altered felsic intrusive (F2-01).	38
Figure 16: Example of siliceous ultramafic with quartz and chlorite-amphibole+/-biotite+/-talcose alteration (F2-22).	39
Figure 17: Ultramafic with chlorite-amphibole alteration and minor quartz-carbonate with VG (F2-29).	39
Figure 18: 2006 and 2007 diamond drill plan map with 2006 trench location.	41
Figure 19: CARZ trench geology and gold distribution.	42
Figure 20: CARZ trench geology and structural measurements.	43
Figure 21: Location map of key target drill areas on the Phoenix Gold Project.	50
Figure 22: Location of F2 Zone with reference to line numbers from Titan 24 Survey on a background of airborne magnetic geophysics.	52
Figure 23: Location of F2 Zone (white circle) on Titan 24 survey lines 5 and 50, profiles look to the southwest.	53
Figure 24: 2008 diamond drill hole plan map.	54
Figure 25: F2 Zone composite cross section, where Location ID refers to Appendix 2 (as of October 30, 2008).	58
Figure 26: Location of proposed exploration drift to the F2 Gold System (as of October 21, 2008).	67

List of Tables

Table 1 : Exploration history of the Phoenix Gold Project.	17
Table 2 : Expenditures 1982 - 1989, McFinley Red Lake Mines Ltd. (modified from Hogg, Oct 2002)	18
Table 3 : Inferred Resources, Phoenix Gold Project (modified from Hogg, Oct 2002).	18
Table 4: Summary of stratigraphy on the Phoenix Gold Project.	29
Table 5: 2006 CARZ trenching program significant gold assays.	43
Table 6: 2006 diamond drilling collar locations.	44
Table 7: 2006 diamond drilling program significant assays.	45
Table 8: 2007 diamond drilling collar locations.	48
Table 9: 2007 diamond drilling program significant assays.	49
Table 10: 2008 diamond drilling collar locations (drilled prior to F2 Zone discovery).	55
Table 11: 2008 F2 Zone diamond drilling collar locations.	57
Table 12: Independent Verification analysis.	63
Table 13: Phoenix 2009 program and budget.	68

SUMMARY (Item 3)

This technical report on the Phoenix Gold Project (formerly referred to as the McFinley Gold Property) of Rubicon Minerals Corporation (Rubicon) has been prepared by Robert Thomas, CPG, with the assistance of Rubicon project staff.  The author has the experience, background and personal knowledge to act as Qualified Person under NI43-101.  The report has also been prepared to meet Rubicon’s Annual Information Form and Form 40-F disclosure requirements.  This report provides an update on Rubicon’s exploration activity on the Phoenix Gold Project between January 2006 and October 2008, and includes details of the F2 Zone which was discovered during the 2008 winter drill program.

The Phoenix Gold Project is located in Bateman Township in the Red Lake District in Northwestern Ontario, approximately six kilometres north of the operating Red Lake Gold Mine (“Phoenix Gold Project or Project”).  It is accessible by an eight kilometre all weather, gravel road from the town of Cochenour.

Rubicon has earned a 100% interest in the Phoenix Gold Project through two separate option agreements made during 2002.  The water covered areas of the Project, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation (DGC) in January 2002.  The land portions of the Project, held as 16 Patented Claims, were optioned by agreement in July 2002 and included mining rights of patent claims from DGC and also any surface rights held by DGC subsidiary 1519369 Ontario Ltd.  Collectively, all of these titles are referred to as the Phoenix Gold Project (the 'Project') and cover approximately 746 Ha. The properties are contiguous, surveyed and in good standing.  Rubicon has also secured some surface rights for the property through a public auction by the Municipality of Red Lake.

The Project is underlain by a north-northeast trending, westerly-dipping belt of deformed and intermixed metasediments, mafic volcanics and ultramafic rocks which define the “East Bay Trend”.  The rocks are Archean in age and part of the Balmer Sequence.  A strong north-northeast trending structural fabric through the area is considered part of the East Bay Deformation Zone (EBDZ) which extends south into the Cochenour-Willans mine area where it intersects the northwest ''Mine Trend'' of the Red Lake Gold Mine.

Extensive gold mineralization within the Red Lake camp has led to the total production of more than 24 M.Oz. of gold (as of December 31, 2007). The Red Lake Gold Mine (now includes both the former   Red Lake Mine and the Campbell Mine) has a historical production of 17 M.Oz. of gold alone. The past-producing Cochenour Mine (1.2 M.Oz. Au) is located at the intersection of the “Mine Trend” with the EBDZ.   Mineralization is well developed in several areas along the EBDZ and includes such deposits as McMarmac, Chevron, Abino, McFinley and more recently, Goldcorp-Premier’s GAZ Zone (see Figure 2).  The McKenzie Island Mine also lies adjacent to the EBDZ near Cochenour.  Mineralization within these areas occurs in a variety of stratigraphic, structural and intrusive environments.

Surface exploration on the Phoenix Gold Project commenced in the 1920's and continued intermittently up to 1980.  Initial underground exploration was conducted in 1956 on the McFinley Peninsula and this area was the focus of continued underground development work during the period 1982 -1989 by McFinley Mines Limited.  The 1982-1989 program of exploration included over 61,000 metres (200,000 feet) of diamond drilling, the refurbishment of a 130 metre (428 feet) vertical shaft and underground development on the 150-, 275- and 400-foot levels.  Test stoping was commenced and a test milling facility capable of processing 150 tons per day was constructed.  A bulk sampling operation was in progress on closure of the operation in early 1989.  Only limited tonnage was ever milled. Surface stockpiles from underground mining development and test stoping remain on site.   The mine workings are currently flooded; however, the head frame, hoist and camp infrastructure remain in place.

The 1982-1989 exploration program resulted in the estimation of an ‘Inferred Mineral Resource’ of 334,007 tons at a grade of 0.20 Au oz/ton to a depth of 122 metres (400 feet) (Hogg 43-101 Report, October, 2002).  Deeper drilling encountered similar mineralization with locally significant gold grades to depths of at least 518 metres (1,700 feet) below surface.  Additional auriferous mineralization was encountered at the contact of, and within, the talc chlorite schist in water-covered areas underlying the East Bay Trend in the vicinity of the workings.  These remained to be further explored upon closure of the mine.

Significant gold mineralization on the Phoenix Gold Project is found in many diverse geological settings, including:

·	Sulphidized and quartz-veined Banded Iron Formation
·	Base metal-rich, breccias and quartz veins along D2-aged discrete shear zones (D-Vein Type)
·
Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts

·	Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy
·	D2 conjugate shear structures which crosscut the trend of the EBDZ
·	Sheared biotite-altered veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Zone)
·	Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the East Bay Serpentinite (MAC3 and F2 Zone)
·	Significant, silicified and biotite-altered ± sulphide mineralized zones in basalt (host to the newly discovered F2 Zone)

Rubicon is continuing an aggressive exploration program on the Phoenix Gold Project. Exploration since 2002 has included geological mapping, approximately 22,000 square metres (72,000 feet) of trenching and stripping, 60,000 metres (197,000 feet) of re-logging selected historic holes, a high resolution airborne magnetic survey, a ground magnetic survey, a seismic lake bottom topography, a Titan 24 geophysical survey and over 98,000 metres (321,500 feet) of surface diamond drilling. The Projecthas been re-evaluated within the context of currentknowledge of ore controls at the producing mines in Red Lake, and the majority of diamond drilling by Rubicon has targeted areas outside the confines of the historic mine site in environments perceived to have high exploration potential and limited historic work.

A total of 98,013.1 metres (321,564 feet) of diamond drilling in 280 drill holes have been completed on the Projectby Rubicon over tenphases of diamond drilling since 2002:

·	Phase 1: 1,909.1metres (6,263 feet) in 14 holes in the immediate area of the Peninsula (November to December 2002)
·	Phase 2: 9,585.4metres (31,448 feet) in 33 holesto test property-wide targets from the ice as well as on the Peninsula (January to March 2003)
·	Phase 3: 3,061metres (10,042feet) in 10 holes for follow-up drilling on McFinley Peninsula(July to September2003)
·	Phase 4: 7,285.4metres (23,902 feet) of winter drilling involving 35 holes from the iceand from the northern tip of McFinley Island (February to March 2004)
·	Phase 5: 6,038.7metres (19,812 feet) in 35holes for follow-up drilling on the Phoenix Zone from McFinley Island(July to September2004)
·	Phase 6: 13,600.9metres (44,622 feet) in 61 holes following up on the Phoenix Zone on McFinley Island(January to April 2005)
·	Phase 7: 1,614metres (5,295 feet) in 11 holesfollowing up on the Phoenixand CARZ zones (November to December 2006)
·
Phase 8: 9,930.1metres (32,579feet) in 17holes focusing on new target areas including the North Peninsula Zone (Upper and Lower Zones), West Mine Target, KZ and Deep Footwall areas (January to May 2007)

·	Phase 9: 3,516 metres (11,535 feet) in 7 holes targeting the North Peninsula Zone area (November to December 2007)
·
Phase 10: 41,472.5 metres (136,064 feet) in 56holes, the majority of this drilling was focused on the newly discovered F2Zone that was continuously drilled from ice, land and by barge (January to October 2008)

Exploration by Rubicon has steadily advanced the Project, with two significant findings on the property. In 2004 a new zone of classic Red Lake style high-grade gold mineralization – the Phoenix Zone - was discovered. The Phoenix Zone, defined as the overall mineralized system, currently has a strike length of 500 metres (1,640 feet) and a depth extent of 200 metres (656 feet) from surface. The zone is situated at the north end of McFinley Island two kilometres north of the existing mine site, and is hosted within intensely biotized and quartz-carbonate veined basalt near a “roll”, or deflection in the ultramafic contact. More recently, the majority of drilling has been focused on the newly discovered “F2 Zone” announced March 12, 2008. This is a zone composed of high grade gold mineralization and a lower grade sulphide-rich zone which currently has a strike length of 360 metres (1,181 feet) and a depth extent of 1,117 metres (3,665 feet) below surface and remains open along strike and at depth.  The mineralized zone appears to at least partly correlate with a large Titan 24 chargeability anomaly.   The anomaly extends laterally from the F2 Zone for over 1,500 metres (approximately 5,000 feet), and to depths up to 750 metres (approximately 2,500 feet) – the current depth limit of the survey.

The setting and style of the F2 Zone is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mine.  More diamond drilling is required to understand the geology, geometry and extents of this mineralized system.

Recommendations for 2009 include: 1) a two phase advanced exploration program to delineate the gold distribution of the F2 Zone and define the lateral and vertical extents of mineralization, that currently remain open; and 2) property scale surface drilling to test for additional F2-type discoveries along the northeast extension of the mafic volcanic stratigraphy that hosts the gold mineralization in areas with analogous structural and geophysical setting.

A total budget of CAN$14,000,000 (including a 5% contingency) is recommended to execute this multi-phased exploration program for 2009.

SURFACE DRILLING
·	CAN$ 4.62 million for the 15,000-20,000 metre (49,000 – 65,000 feet) diamond drill program (two surface drills).
UNDERGROUND PROGRAM
·	CAN$ 4 million for the shaft deepening (200 metres, 660 feet) plus 325 meters (1050 feet) of access drifting with drill stations, etc.
·	CAN$ 4.71 million for 20,000 meters of underground drilling (two drills)

1)       INTRODUCTION (Item 4)

This Technical Report for Rubicon Minerals Corporation’s (Rubicon, or the Company) Phoenix Gold Project is a summary of the project, based on current and historic geologic information.  This report is an update to the previous 43-101 report by Marc Prefontaine, M.Sc., P.Geo. dated December 9, 2005 and titled “Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario – For the Period January 2005 to June 2005”.  This report also refers to the inferred mineral resource reported by Glenn Hogg in a 43-101 report dated May 12, 2003 and titled “Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario.

1.1)            Terms of Reference and Purpose of Report

The report was commissioned by Rubicon to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43 -101F1.   This report has been prepared by Robert Thomas, CPG, at the request of Mr. David Adamson, Rubicon’s President and CEO.  The author is an exploration geologist with over 30 years experience on projects in North and Central America.  He has the experience, background and knowledge to act as a Qualified Person under NI43-101.

The purpose of this report is to describe the basic data available and the exploration work conducted to date on the Phoenix Gold Project, particularly those activities from 2006 to the present time.  The author understands that Rubicon may use this report, as a reporting issuer, in any filings it deems necessary to comply with Canadian National Instrument 43-101, or any other jurisdictional or financial requirement for disclosure of material mineral exploration information.

This report is prepared using the industry accepted Canadian Institute of Mining Metallurgy and Petroleum (CIM) “Best Practices and Reporting Guidelines” for disclosing mineral exploration information and the Canadian Securities Administration revised regulations (2005) in NI 43-101 (Standards of Disclosure For Mineral Projects), and Companion Policy 43-101CP.

1.2)            Sources of Information

Considerable data is available on the Phoenix Gold Project in Rubicon files and as readily available public documents.  The public sources of relevant references are listed in Section 18 to this report.

Gold values for work performed by Rubicon are reported as either ounce per ton (“oz/ton”) or grams per metric tonne (“g/t”).  Historic gold values are presented as originally reported and converted to g/t if required.  A conversion factor of 34.28 is used to convert ounces per short ton (“oz/ton”) to g/t.  Currency is reported as Canadian dollars unless otherwise noted.  Distances are provided in both metres and feet.  All map coordinates are given as Universal Transverse Mercator (UTM) Projection, North American Datum (NAD) 83, Zone 15N coordinates.

2)       RELIANCE ON OTHER EXPERTS (Item 5)

The author, as a Qualified Person, has relied on the available data to prepare this report.  He has not independently verified the drill hole analyses, location of all historical drill holes, or examined the legal status of the claims and title which comprise the Phoenix Gold Project.  It is the author’s opinion, based on a field review in November 2008 and review of all the available historical drill hole results and reporting, that the exploration data for the Phoenix Gold Project is credible and verifiable.  The author has relied upon the work of others to describe the legal status of the property and the status of the environmental permitting.

The destruction of the complete record of the historical documentation for the property due to fire at the site office in 2001 is noted.  A substantial amount of detailed data was lost.  Rubicon has recovered a large volume of this information and continues to make a concerted effort to secure additional information which may be privately held.  The author will not be held liable for any errors or omissions relating to missing data.

The mineral resources quoted in this report were previously reported in the Technical Report 43-101 dated May 12, 2003, prepared by Mr. David M. Rigg, P.Geo and Mr. Glen Hogg, P.Eng.  These resource estimates were completed by the McFinley staff during 1986 and have been reported and discussed in Hogg (May 2002) and Hogg (October 2002).  There have been no changes made to the resource calculationssince this time.

The author has taken considerable background information for Sections 5.0 to 6.0 from the Technical Report 43-101 dated May 12, 2003, prepared by Mr. David M. Rigg, P.Geo and Mr. Glen Hogg, P.Eng.  This information has been repeated again in this report for the sake of completeness and the author wishes to acknowledge Mr. Rigg and Mr. Hogg for their diligence in collating this information. Considerable information from the Technical Report 43-101 dated December 9, 2005, prepared by Mr. Marc Prefontaine, has also been repeated in this report.

2006-2008 exploration on the Phoenix Gold Project was carried out under the supervision of Terry Bursey (P.Geo.), the Qualified Person on the project.  The author has also relied on others who contributed to the exploration work described in this report, including David Adamson, Matthew Wunder, Ian Russell, Crystal Hoffe, Ken Williamson, Amy Newport, Keegan Harris, Jean-Michel Dube and John Dadds.

3)       PROPERTY DESCRIPTION AND LOCATION (Item 6)

3.1)            Location and Ownership

The Phoenix Gold Project is located in the southwestern part of Bateman Township within the Red Lake Mining Division of northwestern Ontario, Canada, Figure 1.  The McFinley Shaft is located at 448073E, 5663813N.  The Phoenix Gold Project is subject to option agreements that have allowed Rubicon to earn a 100% interest in an area that covers approximately 746 Ha. The Project was acquired in two separate agreements during 2002.  The water covered areas, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation (DGC) in January 2002. Land portions of the Project, held as sixteen Patented Claims, were later optioned by agreement in June 2002. The mining rights of Patent Claims were optioned from Dominion Goldfields Corporation (DGC) and the surface rights of the same Patent Claims were optioned from DGC subsidiary 1519369 Ontario Ltd. Collectively, all of these titles are now referred to as the Phoenix Gold Project (the 'Project').  Titles are listed separately in Appendix 1.  Figure 3 shows the distribution of the claims.

The various Licenses of Occupation, Mining Lease and Patents of the Project are contiguous, surveyed and in good standing.

Titles to the Licenses of Occupation, Mining Lease and Patents are held by DGC and 1519369 Ontario Ltd. subject to the terms of the agreements concluded with Rubicon.  Historical details of each agreement are described in Hogg, May 2002 and Hogg, Oct 2002.  Property taxes related to the surface parcels of some patented claims were written off by the Red Lake Municipality in early 2002 and Rubicon proceeded to purchase these surface parcels.  Rubicon has full right of access to all areas of the Phoenix Gold Project under contractual agreements and the Mining Law of Ontario.

3.2)            Rubicon Obligations on Licenses of Occupation and Mining Lease

Rubicon optioned 25 licenses of occupation and one mineral lease (Water Portion) in January 2002 from Dominion Goldfields Corporation (“DGC”) by agreeing to pay $800,000, issue 260,000 shares and complete U.S. $1,300,000 of exploration prior to March 31, 2006. During 2004 Rubicon completed its acquisition of these Water Claims after meeting all the required payments and expenditures. These claims are subject to a NSR royalty of 2%, for which advance royalties of U.S. $50,000 are due annually (to a maximum of U.S. $1,000,000 prior to commercial production).   Rubicon has the option to acquire a 0.5% NSR royalty for U.S. $675,000 at any time.   Upon a positive production decision the Company would be required to make an additional advance royalty payment of U.S. $675,000, which would be deductible from commercial production royalties as well as certain of the maximum U.S. $1,000,000 in advance royalty payments described above.

3.3)            Rubicon Obligations on Patented Claims

Rubicon purchased 16 patented claims (Land Portion) from DGC in July 2002 for $500,000 ($425,000 paid as of December 31, 2002 and $75,000 paid prior to June 2003) and issue 500,000 shares (issued). The Company is also to issue to the vendor 100,000 stock options (issued).  The Land Claims are subject to a NSR royalty of 2-3%, for which advance royalties of $75,000 are due annually (to a maximum of $1,500,000 prior to commercial production). Rubicon has the option to acquire a 0.5% NSR royalty for $1,000,000 at any time.  Upon a positive production decision Rubicon would be required to make an additional advance royalty payment of $1,000,000, which would be deductible from commercial production royalties as well as certain of the maximum $1,500,000 in advance royalty payments described above.

Figure 1: Property location map

Figure 2:  Location of select past/present mines and showings in the Red Lake area.

Figure 3:  Claim Map of Patented Mining Claims, Leases and Licenses of Occupation - Phoenix Gold Project

Figure 4: Mine Infrastructure, McFinley Peninsula

3.4)            Environmental Liabilities and Permits for Proposed Work

Rubicon engaged URS Norcol Dames & Moore, an environmental consulting firm, to prepare a preliminary report on the environmental aspects of the Phoenix Gold Project in 2002.  No serious conditions or difficulties were noted in the course of this study.  Their recommendations included conducting effluent sampling and monitoring procedures.  In 2003 Rubicon initiated a reporting schedule to conform to current provincial and federal environmental regulations.  This schedule has been adhered to.

No permits are required for the proposed surface drilling.  The proposed shaft dewatering at the McFinley Mine requires a Permit to Take Water (received) and a Certificate of Approval of Industrial Sewage Works for discharging the water from the shaft.  The proposed shaft deepening and underground exploration will require a Certified Closure Plan and a Certificate of Approval – Air (for air emissions) All permit applications are currently underway unless noted otherwise.

4)       ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (Item 7)

The Phoenix Gold Project is an area of subdued topography of less than 15 metres elevation above lake elevation.  Land areas are largely covered with spruce, poplar and birch trees with minor swamp.  A portion of the Project is covered by the East Bay of Red Lake with McFinley Island, directly to the north of McFinley Peninsula, representing the largest island on the property.  The property is covered by 2 to 10 metres of glacial overburden with bedrock outcrop mostly restricted to shoreline exposures.  Lakes are relatively shallow with water depths rarely greater than 5 to 15 metres.  Recent seismic surveys of lake areas indicate average accumulations of 10 to 20 metres of lake sediments and overburden beneath lake bottom, with troughs up to 80 - 100 metres deep along the structural trend underlying East Bay.

Annual mean precipitation for the region is 640 millimetres which includes mean average snowfall of 378 millimetres.  Mean average temperature is 0.9 degrees Celsius with mean winter temperatures (October to April) of -9 degrees and mean summer temperatures of +14 degrees.  Temperatures can reach summer highs of 35 degrees and winter lows of -40 degrees.  Weather conditions allow drilling from the ice of Red Lake during January to early April.  Municipal winter snow clearance extends to the end of paved roads near Cochenour and the site access road can be easily maintained by local road contractors.

The Phoenix Gold Project is accessible via an eight-kilometre gravel road from paved roads servicing the village of Cochenour and the surrounding communities of Balmertown and Red Lake, Figure 1. Situated on East Bay, the Phoenix Gold Project is also easily accessible via the waters of Red Lake.  The region is serviced by Highway 105 which connects with TransCanada Highway #17 in Vermillion Bay. The area has daily scheduled bus services and daily scheduled flights from Winnipeg, Kenora and Thunder Bay.

Electrical power on the McFinley Peninsula is currently supplied by a diesel generator.  An electric power transmission line extends to the Abino Property of Goldcorp which adjoins the Property to the south, a distance of about two kilometres from the McFinley shaft.  Water is pumped from the nearby East Bay of Red Lake and potable water is trucked to site.

A three-compartment exploration shaft was developed on the McFinley Peninsula in 1955 to a depth of 428 feet but abandoned in 1956.  New facilities including head frame, hoisting facilities, 150-tpd mill complex and camp infrastructure were developed during a later program of underground development and exploration during 1983 to 1988 (Figure 4). Underground development was focused on the 150-, 275- and 400-foot elevations.

The workings were allowed to flood in 1989 after the onset of legal disputes.  Infrastructure was not placed on care and maintenance and buildings suffered systematic vandalism during the period 1990 -2001, culminating in the total destruction of the site office by fire in 2001.  The mill, hoist and head frame are intact and vandalism largely focused on breakable items in the camp accommodation buildings.  A new core shack and secure core storage building have been constructed and access to the site has been restricted. Infrastructure and facilities are being repaired on an 'as needed' basis according to the requirements of the on-going property program.

A tailings disposal area consistent with regulatory requirements was constructed on McFinley Peninsula in 1988 in preparation for the bulk-sampling program.  The site chosen was an extensive topographic depression lying immediately west of the shaft site on the McFinley peninsula, and retaining dams were constructed to pond effluents prior to their drainage south into the waters of East Bay.  The disposal area received a Certificate of Approval in 1988.  The termination of activities on the project in 1989, after test-milling of an estimated 2500 tons of the bulk sample, resulted in minimal use of this area.

5)       HISTORY (Item 8)

The extensive history of the Project has been described in two previous reports: Hogg G.M. May 17, 2002 and Hogg G.M. October 15, 2002.  The Project has been previously divided into land ('Patented Claims' of this report, or 'McFinley Mine Property' of Hogg) and water titles ('Licenses of Occupation and Mining Lease' of this report, or 'McFinley Property' of Hogg). Both of these areas are now termed the Phoenix Gold Project.  A summary of ownership, work, prior expenditures and resources is herein provided (see Table 1).

5.1)            Ownership History of the Phoenix Gold Project

The Project was initially staked and owned by McCallum Red Lake Mines Ltd. in 1922.  Ownership was registered in the name of McFinley Red Lake Gold Mines Ltd. during the period 1944 to 1974.  In 1974 Sabina Industries Ltd. earned a 60% interest in the property.  McFinley Red Lake Gold Mines changed its name to McFinley Red Lake Mines Limited in 1975 and a plan of arrangement between McFinley Red Lake Mines Limited and Sabina in 1983 transferred title to McFinley Red Lake Mines Ltd. In 1984, the Project was joint ventured with Phoenix Gold Mines Ltd. (42.9%) and Coniagas Mines Ltd. (7.1%).  The 50% joint venture interest was subsequently repurchased in 1986 with financial backing from Alexandra Mining Company (Bermuda) Ltd and McFinley Red Lake Mines Limited continued underground exploration and development.

Financial difficulties experienced by McFinley Red Lake Mines in 1989 led to a long period of dispute with creditors and ownership issues existed between 1990 and 2001.  Dominion Goldfields Corporation (“DGC”) was awarded title to the Licenses of Occupation and Mining Lease of the Phoenix Gold Project in 2001 through a vesting order from the Superior Court of Ontario.  DGC and a wholly owned subsidiary 1519369 Ontario Ltd. were subsequently granted ownership of the mining rights and surface rights respectively, to the McFinley Patents by a vesting order by the Superior Court of Ontario in 2002.  Rubicon Minerals optioned the property from DGC (water title), and DGC and 1519369 Ontario Ltd. (land title), respectively, in two agreements in 2002.

5.2)            Exploration History of Phoenix Gold Project

Year	Description of Work
1922
Original staking in 1922 undertaken to cover a high-grade silver occurrence on the McFinley peninsula, the first mineral prospect of record in the Red Lake area.  Trenching, sampling and shallow drilling was undertaken by McCallum Red Lake Mines Ltd.  Wide-spread but erratic gold mineralization was noted in cherty metasediments on both McFinley Peninsula and McFinley Island.

1941-42	Occurrences were drilled as part of the Wartime Minerals Evaluation program.
1944-46	McFinley Red Lake Gold Mines Ltd. carried out ground magnetic surveys, a 48,548 foot drilling program over the McFinley Peninsula, and a 4,877 foot drilling program from the ice of Red Lake.
1946-55	Fourteen holes (M Series) were completed for a total of approximately 5,200 feet of diamond drilling.
1955-56	Little Long Lac Gold Mines sank a 428ft vertical shaft on claim KRL 246 and completed 1,358 feet of exploratory underground development on two levels. Work terminated in 1956.
1974-75
Sabina Industries completed 25 diamond drill holes for approximately 10,000 feet of drilling on the Project; ground magnetic and electromagnetic surveys and ten holes in approximately 2,410 feet of diamond drilling over a portion of the lake properties.

1981-83
Sabina Industries and McFinley Red Lake Mines completed a magnetic/electromagnetic geophysical survey over the McFinley peninsula area, surface bulk sampling and 12,046 feet of surface diamond drilling in 33 holes.

1983-84	McFinley Red Lake Mines Ltd. and Sabina Industries completed seven holes for a total of approximately 2,120 feet of diamond drilling.
1984-85
An agreement with Phoenix Gold Mines Ltd. allowed the reopening of the McFinley shaft and completion of a total of 1,570 feet of drifting and crosscutting on the 150’ and 400’ levels. Metallurgical work and mineral processing was carried out.  Eighty underground drill holes totaling 6,000 feet and sixty-nine surface holes totaling 34,870 feet of diamond drilling were completed.   Funding difficulties resulted in the project being placed on temporary standby in February 1985.

1985-87
3,775 feet of drifting and crosscutting were carried out on the 150’ and 400’ levels. 23,333 feet of underground drilling, 30 feet of raising and an extensive chip-sampling program were completed.    A program of 41,874 feet of diamond drilling was also completed in sixty-one surface holes.

1987-89
In recognition of a 'Nugget Effect' in sampling results, a decision was made to proceed with a minimum 15,000 ton bulk sample.  A 150-tpd mill and tailings area was constructed.  Underground development (9,482 feet) continued on 150’ and 400’ levels, a new 275’ level and on a ventilation raise from the 400’ level to surface.  Additional sampling, diamond drilling (28,642 feet), and metallurgical testing were completed.   Bulk sampling operations commenced in July 1988 with sampling indicating head grades in the range of 0.25 oz.Au/ton from prepared stope areas.   Mill design problems, lack of income from bulk sampling and lack of exploration funding forced the closure of the operation after an estimated 2,500 tons milled.  Total historical development in drifting, crosscutting and raising is estimated to be over 19,000 feet.  Total historical diamond drilling focused on the Peninsula area is estimated to be 148,000 feet from surface and 117,500 feet from underground.  An estimated 180,000 feet of core is stored on the property.

2001-02
DGC foreclosed on the Licenses of Occupation and Mining Lease and was awarded title to Lake covered portion of the Phoenix Gold Project in 2001.  DGC and its subsidiary were subsequently awarded title to the Patented Claims of the Project in 2002.

2002-present
Rubicon Minerals optioned the Project during 2002 and undertook an aggressive exploration campaign including high-resolution airborne magnetometer, seismic, ground magnetometer and Titan 24 geophysical surveys, trenching, surveys and diamond drilling.

Table 1 : Exploration history of the Phoenix Gold Project.

5.3)            Expenditure History of the Phoenix Gold Project (McFinley Red Lake Mines Ltd.)

Estimates of early expenditures on the Project have not been determined.  Expenditures on the Project during 1982 to 1989 totaled approximately $18,675,150.  The bulk of these expenditures was focused on the area of the McFinley peninsula and is itemized in Table 2.

Expenditures	Cost
Mining Equipment & Camp At Cost	1,518,000
Bulk Sample Plant	3,372,450
Road Construction	300,000
Tailing Disposal Area	250,000
Power Line Preparation	76,000
Effective Exploration & Development costs	13,158,700
TOTAL	18,675,150

Table 2 : Expenditures 1982 - 1989, McFinley Red Lake Mines Ltd. (modified from Hogg, Oct 2002)

5.4)            Resource History of the Phoenix Gold Project

All resource estimates refer to the shaft area on McFinley Peninsula where underground exploration and development and extensive sampling were carried out.  The most reliable mineral resource estimate was completed by the McFinley staff in 1986 and has been reported and discussed in Hogg (May 2002) and Hogg (October 2002).  The 1986 resource estimate was developed using underground sampling results augmented with closely spaced drill hole data where openings for sampling were not available.  Standard methods of resource block development were employed to a depth of 400 feet, and an in-place grade calculated on the basis of sampling information.  The location of mineralized zones is shown in Figure 5.  The 1986 resource estimate is presented in Table 3.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

This section uses the term “inferred resources”.  Rubicon advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic legal feasibility. It cannot be assumed that all or any part of the Inferred mineral Resource will ever become upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies except in rare cases.

U.S. investors are cautioned not to assume that all of an inferred resource exists, or is economically or legally minable.

Zone	Tons	Grade (Oz/ton)
FWC-3	3,875	0.50
C Zone	10,520	0.87
FWC-1 & 2	30,600	0.24
C-2	128,700	0.11
C-3	36,562	0.19
WL Zone	10,500	0.49
403 Zone	5,000	0.80
BX Zone	2,000	0.84
D Zone	106,250	0.15
Total Estimated Undiluted Resource	334,007	0.20

Table 3 : Inferred Resources, Phoenix Gold Project (modified from Hogg, Oct 2002).

Under the standards of reserve and reserve definition set forth by National Instrument 43-101 it is Hogg's opinion that this may be classed as an Inferred Mineral Resource (Hogg, Oct 2002).  Considering the large amount of sampling and assay data involved in its development, the Resource may appear to warrant a higher classification.  However, the erratic nature of the gold mineralization in the various mineralized zones exposed in the underground workings clearly indicates a strong “nugget effect” on sampling and assaying results.  Following their 1986 resource estimate, McFinley Red Lake Mines planned a program of bulk sampling designed and implemented in order to better assess the economic viability of the mineralized system. The degree of confidence in indicated assay values does not allow consideration of the resource on an economic basis.

Diamond drilling below 400 feet in 1986 led to encouraging results at depth across the Peninsula.  On the basis of results from these holes, the resource estimate at McFinley, as estimated by the McFinley staff in 1986, was increased to 890,000 tons at an in-situ grade of 0.19 oz.Au/ton. Continued drilling in 1987 - 1988 ultimately tested the mineralized system to a depth of about 520 metres (1,700 feet) below surface in the shaft area.  Deeper holes of these programs were widely spaced and the zonal dimensions and continuity below the 400-level were not established to the degree necessary to be considered in a resource category to meet the standards set forth in NI 43-101.  The deeper area should be considered an area of geological and exploration interest, (refer to Figure 5 for details).

Lakefield Research performed metallurgical test work during the mid-1980’s.  Bulk sampling operations were carried out during 1985 to 1989 by McFinley Red Lake Mines at their facilities developed on the property.  Operations of McFinley Red Lake Mines were guided by a reputable and experienced consulting engineer, C. Lendrum, P.Eng.

N
W
100m
C-Zone
FWC-3 Zone
403-Zone
FWC-1 & 2
C2/C3 Zones
D-Zone
150 Level
400 Level
FWC-3 Zone
C-Zone
403-Zone
FWC-1 & 2
C2/C3 Zones
D-Zone

Figure 5 : 3-D Perspective - 150 and 400 Levels with mineralized zones.

5.5)            Rubicon Exploration History of the Phoenix Gold Project

Starting in 2002 and continuing to the present, Rubicon has conducted an aggressive and ongoing exploration program on the Phoenix Gold Project. Exploration since 2002 has included geological mapping, approximately 22,000 square metres (72,000 feet) of trenching and stripping, 60,000 metres (197,000 feet) of re-logging selected historic holes, a high resolution airborne magnetic survey, a ground magnetic survey, a seismic lake bottom topography, Titan 24 geophysical survey and over 98,000 metres (321,500 feet) of surface diamond drilling. The Projecthas been re-evaluated within the context of current knowledge of ore controls at the producing mines in Red Lake.  The majority of diamond drilling by Rubicon has targeted areas outside the confines of the historic mine site in environments perceived to have high exploration potential and limited historic work. A summary of Rubicon’s exploration history and highlights is provided below, a more detailed description of this early exploration work can be found in previous 43-101 Technical Reports prepared by Marc Prefontaine (2005), Darwin Green (2005), I.R. Cunningham-Dunlop (2004), and D.M. Rigg and G. Hogg (2003).

A total of 98,013.1 metres (321,564 feet) of diamond drilling in 280 drill holes have been completed on the Projectby Rubicon over tenphases of diamond drilling since 2002:

·	Phase 1: 1,909.1metres (6,263 feet) in 14 holes in the immediate area of the Peninsula (November to December 2002)
·	Phase 2: 9,585.4metres (31,448 feet) in 33 holesto test property-wide targets from the ice as well as on the Peninsula (January to March 2003)
·	Phase 3: 3,061metres (10,042feet) in 10 holes for follow-up drilling on McFinley Peninsula(July to September2003)
·	Phase 4: 7,285.4metres (23,902 feet) of winter drilling involving 35 holes from the iceand from the northern tip of McFinley Island (February to March 2004)
·	Phase 5: 6,038.7metres (19,812 feet) in 35holes for follow-up drilling on the Phoenix Zone from McFinley Island(July to September2004)
·	Phase 6: 13,600.9metres (44,622 feet) in 61 holes following up on the Phoenix Zone on McFinley Island(January to April 2005)
·	Phase 7: 1,614metres (5,295 feet) in 11 holesfollowing up on the Phoenixand CARZ zones (November to December 2006)
·
Phase 8: 9,930.1metres (32,579feet) in 17holes focusing on new target areas including the North Peninsula Zone (Upper and Lower Zones), West Mine Target, KZ and Deep Footwall areas (January to May 2007)

·	Phase 9: 3,516 metres (11,535 feet) in 7 holes targeting the North Peninsula Zone area (November to December 2007)
·
Phase 10: 41,472.5 metres (136,064 feet) in 56holes, the majority of this drilling was focused on the newly discovered F2Zone that was continuously drilled from ice, land and by barge (January to October 2008)

Exploration work conducted by Rubicon over the past seven years is summarized below and as a plan map with all drill hole locations in Figure 6.

2002	Exploration

·
Rubicon Minerals optionedthe Projectduring 2002 and commenced a large re-logging and re-sampling program in the spring/summer of 2002, concurrent with major compilation and digitization of all existing data on the property. The compilation effort was somewhat hampered by a fire in the historic exploration office at the mine site in 2001, which destroyed a considerable amount of original data.  Over 60,000 metres (196,850 feet) of the original surface and underground drill core from the McFinley Red Lake Mines’ era of exploration and development existed in crossed piles on the property, and early work by Rubicon involved cataloging and re-boxing a significant volume of this core. Rubicon also commissioned detailed ground and helicopter borne magnetic surveys, grid and shoreline geological mapping, excavation and mapping/sampling of several large trenches, as well as seismic surveys over East Bay to determine lake-bottom and bedrock topography. The culmination of this work by Rubicon was the integration of their understanding of the stratigraphy, structure and mineralization into a credible geological model for the Project.  A  Phase 1,  fourteen hole (MF-02-01 to MF-02-14) drill program totalling 1,909.1 metres (6,263 feet) was carried out in the immediate area of the Peninsula from November  to December 2002.

        2003 Exploration

·
2003 exploration on the Phoenix Gold Project was drill focused, and included two drill programs. Phase 2 consisted of 9,585.4metres (31,448 feet) of winter drilling including 33holes to test property-wide targets from the ice on the Peninsula (Januaryto March2003). Phase 3 consisted of 3,061metres (10,042feet) in 10 holes for follow-up drilling on McFinley Peninsula(July to September2004). In addition to drilling, a total of 76 historic surface and underground drill holes were re-logged during 2003 in an effort to refine geological understanding of key areas of the Project. The 2003 Winter Drill Program identified several new high-grade gold occurrences in widely separated areas with little or no previous exploration, confirming that the area previously explored on the Project, confined to McFinley Peninsula, is a small part of a much larger mineral system that spans the property.   The most promising of these new gold occurrences, the MAC-1 target area,located off the end of the peninsula,included multiple >0.5 oz/ton intercepts associated with a moderately northwest striking, southwest dipping fault structure.

        2004 Exploration

·
The 2004 winter drilling program of 7,285.4metres (23,902 feet) marked the fourth phase of drilling on the Phoenix Gold Projectsince acquisition by Rubicon in 2002.  The primary targets areas for the program were the intersection of the property-scale, north to north-northwest-trending D2 faults with the more competent felsic and basaltic bodies within the East Bay Serpentinite/East Bay Deformation Zone (MAC-3 and MAC-3 South Areas).  Of secondary importance, was the intersection of these faults with the main McFinley and McFinley Islandsediment-basalt sequences to thewest (MAC-1, MAC-5, and MAC-4).  Magnetic lows were strongly considered in the selection of the drill targets and were considered indicative of enclaves of basaltic or felsic material within the ultramafics, fault structures or possibly sulphidized zones within the iron formations.  Some of the drill holes were follow-ups to encouraging results from the 2003 winter program (MAC-3/LBZ & MAC-1 Vein) while others were venturing into relatively unexplored ground at the northern end of the Projectand along the eastern margin of McFinley Island. A total of 35 holes were completed totaling 7,343 metres. The main target areas were the MAC-1 Fault/MAC-1 Vein, the MAC-3/LBZ area, and the MAC-4 area (with the newly discovered Phoenix Zone).

·
The 2004 winter drill program resulted in the discovery of a near surface zone of high-grade gold mineralization at the northern tip of McFinley Island– the Phoenix Zone. With mineralization remaining open along strike to the north and south and down-plunge to the southwest, a follow-up, island based drill program was scheduled for the summer months, after the lake cleared of ice. Exploration between April and December consisted of excavating three trenches and 6,038.7metres (19,812 feet) of diamond drilling. Exploration work was focused on the north end of McFinley Island, and was undertaken during the summer months of July, August and September. The 2004 summer drill program was successful in expanding the extents of Phoenix Zone mineralization and providing better constraint on its geometry. The Phoenix Zone, defined as the overall mineralized system, wasdefined over a strike length of 250 metres and a depth extent of 150 metres below surface, striking to the northeast.

2005 Exploration

·
From January to April 2005 13,600.9metres (44,622 feet) were drilled on the Phoenix Gold Project.  The focus of this program was the Phoenix Zone, located at the northern end of McFinley Island.  This program was designed to test for the continuity of gold mineralization, both along strike, down dip/down plunge and test for possible new, sub-parallel gold zones.  The 2005 winter drill program was successful in expanding the extent of the Phoenix Zone as well as discovering the gold-bearing Carbonate Altered Zone (CARZ).  Drilling extended the dimensions of the Phoenix Zone to a strike length of 500 metres (1640 feet) and 200 metres (656 feet) down dip.  The zone is composed of at least three discrete lenses or shoots (PZ-1, PZ-2 and PZ-3). The high grade core to ‘PZ-1’, the largest and most coherent lens, is currently drilled on 15- to 30-metre centres (50 to 100 feet) over a strike length of 250 metres (820 feet) and over a depth extent of 150 metres(492 feet).  The CARZ is currently defined over a strike length of 120 metres (393 feet) and 60 metres (197 feet) down dip.  The CARZzone of mineralization is located 75 metres (246 feet) structurally above the main Phoenix Zone. It is a complex, 20 to 30 metre thick zone of carbonate, ankerite replacement, containing numerous colloform banded ‘snow bank’ veins up to fivemetres (16 feet) thick.  These veins are variably silicified and mineralized over thicknesses up to 14 metres(46 feet), with fine grained, needle arsenopyrite.  The structural control on the CARZ is not clear, however a flat lying (30º- 40 º), west-dipping fault, located at the base of the zone may play a significant role. Both the Phoenixand CARZ zones remain open at depth.

2006 Exploration

·
In the thirdquarter of 2006, the Company completed a trenching program on the Project.  The purpose of the trenching was to follow up on the Phoenix Zone and CARZ zone gold mineralization observed in drilling during 2005. In fourth quarter of 2006, the Company completed an 11hole 1,614metres (5,295 feet)diamond drill program.  The program was designed to further test the Phoenix and CARZ zones, both along strike and at depth. It succeeded in increasing the grade of mineralization in both zones. Based on 67 significant drill intercepts (greater than 5 g/t gold over a minimum of 0.3 metres), the weighted average gold grade is 10.66 g/t gold over 2.0 metres (estimated to be approximately 80% of true thickness. Drilling of the CARZ zone intersected the first occurrences of visible gold in two of the holes.

2007 Exploration

·
The Company completed 13,446.1 metres (44,114 feet) of drilling in two phases: 9,930.1 metres (32,579 feet) in 17 holes focusing on new target areas including the North Peninsula Zone (Upper and Lower Zones), West Mine Target, KZ and Deep Footwall areas, and an additional 3,516 metres (11,535 feet) in seven holes targeting the North Peninsula Zone area.  Significant gold intercepts were encountered in all four target areas.

        2008 Exploration

·
Drilling focused on testing a new structural interpretation as well as following up on previous intercepts. The initial F2 Zone drilling was targeted to test a potential structural break adjacent to a previous drill intercept from the MAC-3 area that returned results including 17.75 g/t Au over 0.62 metres and 65.8 g/t Au over 0.67 metres (MF-03-25, see Rigg & Hogg, 2003). The diamond drill plans quickly changed with the discovery of the F2 Zone, early in the first quarter of 2008. Subsequent to the F2 Zone discovery a Titan 24 geophysical survey was completed over the area which identified a coincident chargeability anomaly associated with the mineralization

·	To the end of October, 2008 the Company drilled a total of 41,473 metres (136,066 feet). The majority of this drilling was focused on the F2 Zone.

A more detailed explanation of exploration conducted during 2006 through to 2008 is described in Section 9.

Figure 6: Generalized plan map of all Rubicon drill holes to date on the Phoenix Gold Project.

6)       GEOLOGICAL SETTING (Item 9)

6.1)            Regional Geology

The Phoenix Gold Projectis underlain by rocks of the Archean Red Lake greenstone belt, part of the Uchi Subprovince, Superior Province, Canadian Shield.  Many previous workers including Horwood (1945), Pirie (1981), Andrews and Wallace (1983), Hugon et.al. (1986) and Sanborne-Barrie et.al. (2001) have described the geology of the area.

The Red Lake Greenstone Belt (RLGB) is an accumulation of Archean-age metavolcanic, meta-sedimentary and intrusive rocks that record a volcanic history that spans 300 Ma, and is represented by seven volcano-sedimentary assemblages (Figure 7, Sanborn-Barrie et al., 2001). The Phoenix Gold Project lies in the lowermost Balmer assemblage. The Balmer assemblage consists of tholeiitic and komatiitic flows and ultramafic intrusive rocks intercalated with 2.98 – 2.96 billion year old (Ga) felsic volcanic, clastic, and chemical sedimentary rocks. It is host to the largest of the Red Lake District current and past-producing gold mines.  Six successive, younger stratigraphic assemblages have been documented:

·	The Ball assemblage (2.94 – 2.92 Ga) consisting of crustally contaminated komatiite, tholeiitic basalt, calc-alkaline felsic volcanic rocks, and stromatolitic carbonate.
·	The Slate Bay assemblage (less than 2.91 Ga.), composed of quartz-rich wacke and conglomerate.
·	The Bruce Channel assemblage (2.89 Ga.), composed of intermediate pyroclastic volcanic and sedimentary rocks.
·	The Trout Bay assemblage (2.85 Ga, Sanborn-Barrie et al., 2001) consisting of basalt overlain by clastic rocks, intermediate tuff and chert-magnetite iron-formation.
·
The Huston assemblage (<2.89 Ga. and >2.74 Ga.) consisting of a regionally extensive unit of polymictic conglomerate, locally associated with wacke and argillite, that marks an angular unconformity between Mesoarchean and Neoarchean strata.

·
The uppermost stratigraphic package, the Confederation assemblage (2.75 – 2.73 Ga.), consisting of calk-alkaline and tholeiitic felsic, intermediate, and mafic volcanic rocks, which locally exhibit volcanogenic-massive-sulphide-style alteration and mineralization.

Felsic plutons that are synvolcanic with Confederation volcanic rocks intrude all the major assemblages. The weakly to moderately foliated Dome stock (2.72 Ga.), which occupies the core of RLGB, provides a minimum age for timing of the last penetrative deformation event (Corfu and Andrews, 1987; Sanborn-Barrie et al., 2000).  The felsic intrusion on the Abino property to the south of the Phoenix Gold Project also records a date of 2.72 Ga.  Post-tectonic batholiths were intruded along the margins of the RLGB ca 2.70 Ga.

Regional metamorphism varies from greenschist grade in the core of the RLGB to amphibolite grade near batholith margins. Polyphase deformation of the RLGB involved an early (pre-2.748 Ga.) non-penetrative deformation (D0), which uplifted pre-Confederation and Huston age rocks, and at least two episodes of post-Confederation deformation (D1 and D2, see Figure 9). These two phases of penetrative deformation are reflected in folds and fabrics of low to moderate finite strain (Sanborn-Barrie et al., 2000). The F1 folds are recognized mainly in clastic-dominated assemblages such as the Bruce Channel, Slate Bay and Huston, where as D1 fabrics are best identified in the volcanic rocks of the Balmer, Ball and Trout Bay assemblages (Sanborn-Barrie et al., 2001). The main penetrative structures throughout the RLGB are a result of D2 deformation that manifests itself as northeast and northwest-striking, moderately to steeply plunging F2 folds with a weakly- to moderately-developed east to northeasterly and northwest trending fabric.

Overall, strain in the RLGB is low, but local high strain zones do occur, typically in areas of strong alteration with locally associated gold mineralization. Previous workers identified five major shear or deformation zones within which major gold deposits of the camp occur (Figure 8), however recent work (Sanborn-Barrie et al., 2000) has questioned the validity and usefulness of the deformation zone concept in the camp.

The dominant deformation zone on the Project is the “East Bay Trend” that can be traced from the top of East Bay to the southwest to the Cochenour-Willans mine area where it meets the north-northwest trending ''Mine Trend” of Goldcorp’s Red Lake Gold Mine. The East Bay Deformation Zone (EBDZ), illustrated in Figure 8, constitutes a continuous and highly disturbed structural domain. Very significant changes occur in structural fabrics across the EBDZ while within the EBDZ fabrics are dominantly north-northeast trending and representative of fabric development during both D1 and D2. The EBDZ trend may have also influenced early basin development (D0) in the RLGB.

Late- to post-tectonic granite
Pre-/syntectonic felsic intrusions
Ultramafic, diorite
SUPRACRUSTAL ASSEMBLAGES
Graves
Huston (cglm/wacke/argl)
unconformity
Confederation (McNeely, Heyson)
trace of regional unconformity
Trout Bay
Bruce Channel
Slate Bay
unconformity
Ball
Balmer
2739 U-Pb zircon age (Ma)
published, this study
Campbell Mine
Goldcorp RL Mine
B Balmertown
RL Red Lake
C Cochenour
M Madsen
S-O Starratt-Olsen
Little Vermilion Lake Batholith
2731
Hammell Lake pluton
Walsh Lk
Cat Island pluton
McFinley
Douglas Lake pluton
Killala-Baird Batholith
Dome
<2903
2733
<2916
2852
2992
2699
2720
2852
2894
2742
2717
2720
2745
2894
2729
2989
2964
2699
2742
2748
2742
2940
2718
2925
2735
2853
2989
2739
2734
2704
2746
2744
0 3 6 km
50°53'30"N

Figure 7:  Geology of the Red Lake greenstone belt, showing critical age determination of volcanic and plutonic rocks (M. Sanborn-Barrie and T. Skulski, GSC, western Superior NATMAP program 1997-2002).

1 Gold Eagle
2 McKenzie
3 McMarmac
4 Cochenour-Willans
5 H.G.Young
6 Campbell
7 A.W.White
8 Gold Shore
9 Howey
10 Hasaga
11 Madsen
12 Starratt-Olsen
13 Red Summit
14 Mount Jamie
D.Z. Deformation Zone
Mine
Occurrence
Highly altered rocks
G / A Amphibolite/ greenschist isograd
McFinley Peninsula
POST NARROWS D.Z.
EAST BAY D.Z.
COCHENOUR-GULLROCK LAKE D.Z.
PIPESTONE BAY-ST. PAUL BAY D.Z.
CHUKUNI RIVER D.Z.
FLAT LAKE-HOWEY BAY D.Z.
KEG LAKE D.Z.
0
5km

Figure 8:  Gold producers in the Red Lake gold camp, with areas of highly altered rocks and deformation zones denoted (from Andrews et al., 1986).

Figure 9: D1 and D2 Regional Fabrics (M. Sanborn-Barrie and T. Skulski, GSC, western Superior NATMAP program 1997-2002)

6.2)            Property Geology

6.2.1)                       Introduction

The Phoenix Gold Project lies along a north-northeast trending belt of highly disturbed intermixed metasediments, mafic volcanics and ultramafic rocks of the Balmer assemblage (Figure 10).  Details of stratigraphy within this ‘East Bay Trend’ are given below.

6.2.2)                       Stratigraphy

6.2.2.1)                       F2 Zone Area

The stratigraphy through the area of the McFinley Peninsula consists of several defined stratigraphic units.  The extensive 2008 drilling of the F2 Zone has allowed for a more detailed description of units within the F2 Zone and McFinley Peninsula area than the original descriptions by Rigg & Hogg in 2003.  Notwithstanding these updates, however, descriptions of the units are generally the same as provided in the prior reports. A new, updated stratigraphic column is provided below in Table 4.  The Internal Basalt Sequence is the main host for mineralization encountered to date in the F2 Zone, however high grade intercepts have also been encountered in the ultramafic rocks and felsic intrusions. A strikingly similar stratigraphic package of rocks hosts the mineralization at the Red Lake Gold Mine.

West Peninsula Sequence (WPS)	- Pillowed to massive Basalts with BIF, graphitic BIF and Chert, banded silty to arenaceous sediment/episediments and significant (syngentic?) py/po
Central Basalt Sequence (CBS)	- Pillowed and massive tholeiitic basalts with flow top breccia - occasional BIF and (graphitic) argillite
Intrusive Komatiite Sequence (KS)	- Massive, spinifex and columnar jointed Basaltic Komatiite - Bounded by 'HW BIF' to the east and by 'Main BIF' to the west - BIF possible in central part of Sequence
Mine Sequence (MS)	- Bounded to the west by 'HW BIF' and to the east by the FW BIF - At least 5 horizons of silica/oxide (/carb.) facies BIF within pillowed and amygdaloidal basalt
Hanging Wall Basalt Sequence (HBS)	- Pillowed to massive, amygdaloidal basalts - Variably carbonate altered, variable foliation
East Bay Serpentinite (PK )	- Extrusive and intrusive ultramafics - Variable talcose alteration
Internal Basalt Sequence (IBS)

- Main host to F2 Mineralization
- Variable biotite alteration, sulphides (py, po)
- Silica flooding, quartz breccia and quartz veining throughout
- Located within the package of Basalt/Basaltic Komatiite on Figure 10

Basaltic Komatiite (BK)	- Variable amphibole alteration, sulphides (1-3%) - Variably foliated basalts

Table 4: Summary of stratigraphy on the Phoenix Gold Project.

    Figure 10: General geology of the Phoenix Gold Project

6.2.2.2)                       McFinley Peninsula Area

The Mine Sequence (MS) has been the major focus of prior underground exploration and development on McFinley Peninsula and hosts at least five distinct horizons of chert-magnetite (silica-oxide facies) banded iron formation (BIF), termed C1 to C5, from footwall to hanging wall, in the MS.  The Hanging-Wall BIF, to the northwest, and the Footwall BIF ('C1- Chert’) to the southeast, define the limits of the MS. Stratigraphy on the McFinley Peninsula area strikes approx. N 45º E and dips 50º to 70º NW and faces towards the northwest.

The MS is underlain by the more massive and extensive Hanging Wall Basalt Sequence (HBS) which extends eastward to the talc-carbonate altered ultramafic rocks of the East Bay Serpentinite (PK). The PK-HBS contact dips shallowly 45 to 55 to the NW. This contact is transgressive to the trend of the FBS and lies in very close proximity to the MS along the northern part of the McFinley Peninsula.

The MS is overlain to the northwest by three distinctive sequences of metavolcanics and metasediments, the Intrusive Komatiite Sequence (KS), the Central Basalt Sequence (CBS) and the West Peninsula Sequence (WPS).

The MS hosts several diorite, feldspar porphyry (FP) and quartz-feldspar porphyry (QFP) dykes which trend subparallel to the overall trend of the sequence. The MS is interpreted to be a strain corridor through the area, and is consequently a favorable unit for auriferous mineralization on the Project.

6.2.2.3)                       McFinley Island Area

McFinley Island is largely underlain by a thick, 2625 metre (800 feet) wide, sequence of pillowed to massive amygdaloidal basalts, which are correlated with the HBS on McFinley Peninsula described above and illustrated in Figure 10. The HBS lies to the west of the East Bay Serpentinite, which is outboard of the Island under the waters of East Bay. The overlying McFinley Island Sequence (MIS) occurs along the western side of the island, is correlated with the MS on McFinley Peninsula, and similarly consists of a distinctive sequence of up to five banded iron formation units lying within pillowed and amygdaloidal basalts. As at McFinley Peninsula, the MIS/MS is intruded by several diorite and quartz-feldspar porphyry dykes. Stratigraphy of the MIS/MS strikes approximately N40º E and dips 50º to 65º NW. Pillowed mafic volcanic and ultramafic rocks lie stratigraphically above the MIS/MS to the west.

There are very strong similarities between stratigraphy across McFinley Island and the stratigraphy of the McFinley Peninsula, and the units are illustrated as correlative in Figure 9. Regionally, banded iron formations are also known to outcrop on the Abino and McMarmac properties along the trend of the EBDZ to the south and in several areas in prior work by other workers to the north. It is unclear if these units are intermittent within the stratigraphy in the area, or structurally attenuated within the EBDZ.

6.2.2.4)                       East Bay Area

The ultramafic rocks of the East Bay Sequence (EBS) form a magnetically distinctive belt from approximately 450 to 600 metres (1,500 to 2,000 feet) in width along the length of the Project. The EBS strikes in a north-northeast direction and dips 45 to 70 degrees to the northwest. Water-covered and known previously only on the basis of a few drill holes and geophysical data; it consists of ultramafic horizons separated by a dominantly volcanic belt which contains variable amounts of felsic and granodioritic intrusive rocks. Ultramafic rocks are variably altered (carbonate, talc, serpentine, fuchsite) and locally strongly sheared and deformed. Original spinifex and flow top breccia textures are often preserved and there is convincing evidence that extrusive as well as intrusive ultramafic rocks are present. The EBDZ is wider than the EBS and contains many discrete, trend-parallel faults and shear zones.

6.2.3)                       Structure

As discussed in Section 6.1, multiple deformation events occur throughout the camp and at least three stages of deformation have been recognized on the Project, termed D1, D2 and D3. D1 and D2 are associated with penetrative cleavages (S1 and S2) whereas D3 is associated with late brittle faulting, best characterized by the Shaft Fault (see Figure 9) and associated faulting in the area of the mine shaft (Rigg and Hogg, 2003; Hogg, Oct 2002).

D1 deformation is dominated by a moderate to strong foliation trending subparallel to bedding (S0). S1 foliation is defined by chlorite and biotite within the pillowed to amygdaloidal basalts as a penetrative to spaced cleavage. Ankerite-quartz veining is relatively widespread and forms a common background network of transposed veins possibly parallel to S1 foliation.

D2 Deformation is dominated by shearing along the EBDZ. Shears are most visibly represented as discrete quartz-arsenopyrite-sphalerite-galena breccia veins in mafic volcanic rocks and cutting banded iron formations or, as faults within the ultramafic rocks of the EBS.  On the McFinley Peninsula, the main D Vein and its lateral extension to the north of the Shaft Fault (termed the B Vein) demonstrate excellent lateral and vertical continuity. D2 shears trend to the northeast at a low angle to stratigraphy (10 to 15 degrees) and dip more steeply than stratigraphy. The movement along D2 shears is dominantly reverse/sinistral in sense.

A well developed S2 shear fabric commonly overprints the S1 cleavage and generates anastamosing cleavage domains. S2 trends to the northeast, subparallel to S1, but dips sub-vertically to very steeply to the west, more steeply than the D Zone-type shear/breccia veins. The fabric is axial planar to several apparent ‘roll’ structures in the peninsula area and quartz-arsenopyrite veining (C Zone) is locally developed along this fabric.

D3 Deformation is associated with a conjugate set of late brittle faults that transect the Project. These are commonly developed as relatively inconsequential minor faults, seams and fractures.  Intense D3 fault corridors are developed, however, with some corridors up to 200 feet wide, best typified by the east-southeast to west-northwest trending Shaft Fault.

6.2.4)                       Alteration

Hydrothermal alteration consists of iron carbonate, potassium addition, silicification, magnetite destruction and talc.  Iron carbonate replacement and veining, predominantly within mafic and ultramafic rocks, is the most widespread and pervasive alteration and is commonly associated with elevated to highly anomalous arsenic and antimony.  Potassium addition is manifest as fuchsite (Chrome-rich muscovite) and biotite in mafic and ultramafic rocks, and as sericite (very fine grained muscovite) in felsic rocks.  Silicification consists of quartz veining, and as pervasive quartz replacements. Magnetite destruction is most evident in banded iron formations and is commonly associated with iron carbonate alteration and sulphidization.

Iron carbonate, potassium addition, and silicification are all indicative of hydrothermal fluid transport, and are important vectors to gold mineralization.  Zones of magnetite destruction, identified from detailed magnetic surveys, are important indicators of potential gold bearing structures. These features occur throughout the Project and the F2 Zone is no exception.

7)       DEPOSIT TYPES (Item 10)

The Red Lake greenstone belt is one of the most prolific and highest-grade gold camps in Canada. Historical production (to December 31, 2007) has been more than 24 million ounces of gold The majority of production has come from four mines, Campbell (>11 million ounces), Red Lake (>6 million ounces) (note that the Campbell and Red Lake mines are now collectively called the Red Lake Gold Mine), Cochenour-Willans (1.2 million ounces), and Madsen (2.4 million ounces).  A number of smaller mines have contributed a combined production of 3.4 million ounces (Lichtblau et al., 2008).

The Red Lake gold camp has received renewed interest from exploration, investment and scientific research communities due to the discovery in 1995 by Goldcorp Inc. of the High Grade Zone at the Red Lake Gold Mine.  It has proven and probable reserves of 1.7 M tonnes of 69.3 g/t Au (Dube, B., Williamson, K, and Malo, M., 2002). To the author’s knowledge, this deposit is one the largest and richest grade deposits in the world (Dube, B., Williamson, K, and Malo, M., 2001).

The majority of gold occurrences, and all of the four major gold deposits, are located in the central and eastern half of the RLGB and are hosted by Balmer assemblage rocks at or near to the angular unconformity with overlying Huston and Confederation assemblage rocks. Intra-belt felsic plutons and quartz porphyry dykes are also important hosts for gold mineralization, and account for production at the McKenzie, Gold Eagle, Gold Shore, Howey, and Hasaga mines (Figure 8).

The gold deposits of the RLGB are somewhat atypical of Archean, greenstone, shear-zone-hosted vein-type deposits (Sanborn-Barrie et al., 2000), and are classified into three groups by Pirie (1982) according to their stratigraphic or lithologic associations.

7.1)            Group 1 Deposits (Mafic Volcanic Hosted)

These occur within zones of alteration several square kilometres in extent, typified by CO2 addition (forming Fe-carbonates) and Na2O, CaO, and MgO depletion (Pirie, 1982; Andrews et al., 1986).  On a more local scale, SiO2 and K2O addition forms alteration assemblages consisting of quartz, biotite, fuchsite (Chrome-rich muscovite), and sericite.  Group 1 deposits are commonly associated with elevated arsenic and antimony. Gold mineralization in Group 1 deposits occurs in quartz-carbonate veins, quartz veins, sulphide lenses, stringers and disseminations, and in impregnations in vein wall rock. Most of the high-grade mineralization comes from quartz +/-arsenopyrite replacement of early (barren), banded carbonate veins (Horwood, 1945; Dube et al. 2002), which typically are very small targets in plan, but are remarkably continuous down plunge.  The High Grade Zone at the Red Lake Gold Mine, for example, occurs as several discrete ore bodies a few metres wide by a few 10s of metres long that all occur within a small area (100 m x 150 m), but are known to have a vertical extent of at least 1400 m (Dube et al., 2001).  Tholeiitic basalt, basaltic-komatiite, and iron-formation are the dominant host rocks.

A spatial relationship exists between ultramafic rocks and gold mineralization, with the majority of gold mineralization at Cochenour-Willans, and the Red Lake Gold Mine occurring within a few hundred metres of ultramafic bodies.  Dube and others (2001) suggest that competency contrast between basalt and ultramafic units is important in the formation of extensional carbonate veins in fold hinge zones during deformation, which are then later replaced by gold-rich siliceous fluids.

7.2)            Group 2 Deposits (Felsic Intrusive Hosted)

The majority of Group 2 deposits occur as shallow to steeply dipping, sulphide-poor, quartz veins and lenses hosted in sheared diorite and granodiorite of the Dome and McKenzie stocks, and as quartz vein stockwork in quartz porphyry dykes and small felsic plugs.  The largest of this type of deposit, the McKenzie mine, produced over 650,000 ounces of gold (Andrews et al., 1986).

7.3)            Group 3 Deposits (Stratabound)

Group 3 deposits are only known to occur in the southern part of the RLGB and include the ore zones at the Madsen and Starratt-Olsen mines.  Ore is of disseminated replacement style, located at the deformed unconformity between Balmer and Confederation assemblages.  Gold mineralization is hosted by mafic volcaniclastic rocks and basalt flows, and consists of heavily disseminated sulphide within a potassic alteration zone, which grades outward into an aluminous, sodium depleted zone (Dube et al., 2000).

7.4)            Summary

The Phoenix Gold Project has the potential to host Group 1 and Group 2 – type gold deposits described above.  Group 1 type deposits are of particular interest because of their high-grade and large size.   Potential for Group 1 deposits is supported by the Project location along the East Bay Deformation Zone, within favorable Balmer Assemblage mafic and ultramafic rocks. Further support is provided by the encouraging exploration results to date.

Two granodiorite-hosted auriferous zones (Group 2) occur on the Abino Property, located one kilometre southwest of the F2 Zone (Figure 2).  The northernmost of these auriferous zones extends to within a few hundred feet of the Phoenix Gold Project.  The Abino deposit is described as a stockwork of veining within granodiorite which contains erratic concentrations of native gold.  Historical estimates from work reports in the 1980's suggest mineralization extends to at least 1,000 feet below surface.  More recent drilling has confirmed its extension to the north, within a few hundred feet of the Phoenix Gold Project property boundary, and has reported values as high as 18.11 Au opt over a core length of 2.0 feet from this zone.

The Phoenix and F2 zones are considered Group 1 type mineralization. Additional potential also exists to host Group 2 deposits within the F2 Zone, as gold mineralization is documented in felsic intrusive rocks, and in intrusives elsewhere on the Project.

Figure 11: View of the Red Lake Gold Mine Head frames from the Phoenix Gold Project (looking southeast)

8)       MINERALIZATION (Item 11)

Numerous types of auriferous mineralization have been the focus of exploration and mining development on McFinley Peninsula. Gold mineralization occurs in a variety of rock types and configurations, and in general can be observed to commonly lie within a few hundred feet of ultramafic contacts, within D2 structures, and in association with contacts between rocks exhibiting a strong contrast in competency. Drilling by Rubicon has expanded the number and type of potential targets, the most important being the recently discovered F2 Zone.

8.1)            Banded Iron Formation (BIF) - Chert

The banded iron formation (BIF) and chert horizons within the Mine/McFinley Island Sequence have received significant attention since the 1940’s. They provide potential for narrow, sheet-like auriferous zones. The detailed underground investigation of the McFinley Peninsula demonstrates that within these sheets, higher grade zones occur. These plunge shallowly at 30 to 45 degrees to the southwest.

In the vicinity of the underground workings and on McFinley Island, mineralized BIFs contain variable amounts of pyrite and lesser amounts of chalcopyrite, sphalerite and arsenopyrite. Gold occurs in native form associated with sulphides and in fractures and minor veining, and is highly erratic in distribution.  Higher grade areas within the BIFs form lenticular bodies which exhibit good vertical continuity and may extend over lengths of 60 metres (180 feet) or more.  Normal zonal widths are in the range of 1.5 to 3 metres (5 to 10 feet).

Auriferous mineralization is of several types and is due to a combination of sulphidization of BIF and brittle fracturing of the BIF during D2 shearing.  Two sets of brittle fractures have been demonstrated with often spectacular visible gold developed in veins and fractures within competent units.

Mineralization is best developed within the lowermost stratigraphic BIF horizon, termed the ‘Footwall BIF’ within the MS and MIS. Within the MS, this has been termed the C1-Chert Zone in historical plans. Mineralization also occurs within the C2 and C3 units and has been intersected within all five chert horizons. There is a strong association between well mineralised BIF and sulphide breccia veins.

8.2)            Sulphide Breccia Veins

The D Vein in the underground workings on McFinley Peninsula is the best single example of a mineralized D2 Shear currently known on the Project.  The D Vein has a strike length of approximately 1000 metres (3000 feet) and is developed from surface to over 518 metres (1700 feet) vertically.  The vein varies from 0.15 to over a metre (0.5 to over three feet) in thickness and is characterised by several stages of sulphide-rich infilling.  The vein typically contains cataclastic, rounded fragments of quartz and quartz-arsenopyrite-vein material cemented by various sphalerite-arsenopyrite-galena-pyrite-pyrrhotite phases.  Displacement across the D Vein is estimated at a minimum of 100 metres (300 feet). The vein displaces and repeats BIF horizons within the Mine Sequence.

Additional sulphide breccia veins, D2 sulphide-quartz veins, and sulphide-rich D2 shears occur throughout the stratigraphy of the Phoenix Gold Project.  The major shears in the McFinley Peninsula area have been termed the D Shear, C Shear and A shear and are spaced approximately 60 to 100 metres (200 to 300 feet) apart.

8.3)            C-Zone Type

‘C Zone’ mineralization occurs on the northern part of McFinley Peninsula and is located in a ‘roll’ of the ultramafic East Bay Serpentinite (PK) contact beneath the Mine Sequence.  Mineralization plunges 25 to 35 degrees to the southwest from the 150 level to the 400 foot level where it is displaced by the Shaft Fault.  High grade auriferous mineralization is located:
-
Within quartz-arsenopyrite veins developed along the D2 fabric within mafic volcanics (Hanging Wall Sequence). Veining is multiple, attains widths of about 1.5 metres (5 feet), and may extend over horizontal lengths of 30 to 60 metres (100 to 200 feet)

-
In carbonate and sericite altered zones within quartz veins and disseminated sulphides, within a ‘root’ zone beneath the talc-carbonate altered ultramafic contact. The ‘root’ zone trends along the C Shear as the shear crosses and extends to depth within the East Bay Serpentinite.

The ‘roll’ structure is developed in response to the intersection of a major D2 shear with the ultramafic contact. Competency differences between the underlying ultramafic and overlying mafic volcanic rocks controls the character and environment of mineralization.  ‘C Zone’ type mineralization may be developed extensively along the Peninsula at all intersections between the D, C and A shears and the nearby ultramafic contact.

There is very good potential for similar mineralization in many areas across the Project where numerous D2 Shear structures, associated with the EBDZ and D2 deformation, cross stratigraphic or intrusive contacts and where rocks of varying competency contrasts are juxtaposed.  ‘Roll’ – type structures with axial planar S2-shear fabrics are developed in at least four areas in the area of the underground workings and at several stratigraphic contacts within the Komatiite Sequence-Mine Sequence-Hanging Wall Sequence stratigraphy.

8.4)            Sheared Biotite-Arsenopyrite Zones

This style is characterized by broad zones of shearing and intense biotite alteration up to 40 metres (120 feet) wide accompanied by complex quartz-carbonate-chlorite-amphibole veins to 1.5 metres (4.6 feet), 2-10% fine needle arsenopyrite, local pyrrhotite, galena, sphalerite, and chalcopyrite and trace visible gold within the veins.  The zones are found within the Hanging Wall Basalt immediately above the contact with the East Bay Serpentinite (Phoenix Zone) and form west dipping lenses up to 5 metres (15 feet) thick with a dip length up to 75 metres (229 feet) and a flat to shallow southwest plunge of 200 metres (610 feet). This type of mineralization is considered analogous to certain ore environments at the producing mines, and was the main focus of exploration during 2004.

8.5)            Disseminated Arsenopyrite Replacement Zones

Within the McFinley Peninsula, a distinct zone of intense arsenopyrite replacement and silicification has been identified.  The zone is six to 12 metres (20 to 40 feet) thick and to date returns only low grade gold values. The similarity between this style of mineralization and mineralization at the Red Lake Gold Mine is very strong. On Mine sections the zone is sub horizontal to shallowly dipping to the southeast, plunges at a low angle to the south west, and cross cuts stratigraphy of the Mine Sequence at a high angle. Mineralization of this type has been reported from south of McFinley Island to McFinley Peninsula, and below the 400-foot level south of the Shaft Fault.

8.6)            Carbonate Altered Zones (CARZ)

During the 2005 winter drilling program, a new style of mineralization was discovered at the northern end of McFinley Island, in the vicinity of the Phoenix Zone.  The Carbonate Altered Zone (CARZ) is situated 75 metres (229 feet) into the hanging-wall, above the main Phoenix Zone.  The zone is a 20 to 30 metre (60 to 90 feet) wide (true thickness) zone of ankerite replacement, containing numerous colloform banded ‘snow bank’ veins up to five  metres (15 feet) thick.  These veins are variably silicified and mineralized over thicknesses up to 14 metres (43 feet), with fine grained, needle arsenopyrite.  The structural control on the CARZ is not clear, however a flat lying (30º - 40 º), west dipping fault, located at the base of the zone may play a significant role.

8.7)            F2 Zone Types

The most important type of mineralization on the Project to date is that found within the F2 Zone. Mineralization here occurs in a number of environments including:

·
Quartz-veined, flooded and brecciated spotty biotite-altered mafic volcanics with 2-5% pyrite, 1-2% pyrrhotite, trace-1% arsenopyrite.  This setting has potential for high grade mineralization (Figure 12)

·
Sulphidized and silicified spotty biotite-altered mafic volcanics with chaotic quartz veinlets and up to 20% combined sulphides (5-15% pyrite, 2-5% pyrrhotite, trace-1% arsenopyrite).  This setting contains generally lower grade mineralization (Figure 13)

·	Large (< 20 cm) quartz-chlorite-tremolite veins dominantly within biotite-altered mafic volcanics with visible gold (Figure 14)
·	Siliceous felsic intrusive with spotty biotite alteration and crosscutting quartz veinletswith visible gold (Figure 15)
·	Ultramafic host with siliceous appearance and chlorite-amphibole-biotite-talcose alteration, chaotic quartz veins rimmed with chlorite-amphibole (Figure 16)
·	Ultramafics with chlorite-amphibole alteration and only minor quartz-carbonate. This setting can host significant visible gold mineralization (Figure 17)

The most important of these F2 Zone types of mineralization are those that occur within the biotite-altered Internal Basalt Sequence, because there is a distinct correlation between strong biotite alteration and gold mineralization. This unit consists of variable (spotty to strong) biotite alteration, a variable amount of sulphides (trace to 3% combined pyrite and pyrrhotite) and silica flooding, brecciation and quartz veining. This alteration can vary in thickness, but consistently runs anomalous for gold (for example, 24.4 g/t Au over 17.0 metres in hole F2-07 and 42.4 g/t Au over 11.0 metres in hole F2-08).

Upon the approach to the Internal Basalt Sequence, there is potential to intersect very high grade mineralization within the East Bay Serpentinite (peridotitic komatiite) with little to no quartz+/-carbonate veining, as seen in holes F2-29 and F2-35.

Generally, within few metres of either side of the bracketing ultramafic packages to the Internal Basalt Sequence, it is possible to encounter intervals of siliceous, quartz veined, variably biotite-chlorite-talcose altered ultramafic that also run anomalous in gold. These are likely structures associated with the gold event.

Pervasively siliceous felsic intrusives with spotty biotite-alteration, variable sulphides (pyrite, pyrrhotite), and <5 cm wide cross-cutting quartz veins also host low grade gold mineralization. These intrusives generally occur within the upper East Bay Serpentinite, and this may be a consequence of competency contrasts between the ultramafic and basalt packages.

Figure 12:  Example of quartz veined/flooded/brecciated biotized mafic volcanic with gold grades (F2-07)

Figure 13: Example of sulphidized and silicified biotized mafic volcanic with VG (F2-07)

Figure 14:  Example of large quartz-chlorite-tremolite vein with visible gold (F2 - 07)

Figure 15:  Visible gold (circled) within quartz vein in siliceous, biotite

Figure 16:  Example of siliceous ultramafic with quartz and chlorite-amphibole+/-biotite+/-talcose alteration (F2-22)

Figure 17:  Ultramafic with chlorite-amphibole alteration and minor quartz-carbonate with VG (F2-29).

9)       EXPLORATION (Item 12)

9.1)            2006 Exploration

9.1.1)                       Summary

The Company spent approximately $830,000 ($572,000 on direct exploration) on its 100% owned Phoenix Gold Projectduring the fiscal year, ending December 31, 2006. During the third quarter of 2006, the Company completed a surface trenching program on the Project. The purpose of the trenching was to follow up on the Phoenix Zone and CARZ zone gold mineralization encounteredin drilling during 2005. The trenching program successfully exposed the surface extension of the CARZ zone mineralization. Based on this trenching program, it is clear that the mineralization in this zone is structurally complex, with numerous folds and faults controlling the distribution of the gold.

During the fourth quarter of 2006, the Company completed an elevenhole, 1,614metre (5,295 feet) diamond drill program. The program was designed to further test the Phoenix and CARZ zones, both along strike and at depth. The Company reported that, based on 67 significant drill intercepts (greater than 5 g/t gold over a minimum of 0.3 metres), the weighted average gold grade for the zone is 10.66 g/t gold over 2.0 metres (estimated to be approximately 80% of true thickness).

9.1.2)                       Trenching Program

A trenching, mapping and sampling program was completed during the third quarter on the CARZ Zone, at the north end of McFinley Island (Figure 18).  A total of 89 samples were collected from the main trench.  Assay highlights from this program include can be found in Table 5.

Mapping defined a folded package of massive quartz-ankerite veins, inter-layered with variably sulphidized quartz/ankerite and biotite basalt (Figure 19).  The quartz-ankerite veins show classic colloform cockade textures and are variably internally brecciated.  Minor sulphides (trace pyrite and arsenopyrite) are observed throughout this veined unit.  The variably sulphidized quartz-ankerite veined biotite basalt contains 2-8% arsenopyrite, and generally contains the highest gold values (Figure 19).  This observation is consistent with drill intercepts from five holes drilled directly to the south of the trench. There is a distinct penetrative cleavage throughout the units exposed in the trench, the mean foliation for the measurements collected is 227/61 (Figure 20).  A number of lineation and fold-hinge measurements were also collected, with a mean plunge and trend of 49 towards 242.

Figure 18: 2006 and 2007 diamond drill plan map with 2006 trench location

N
W
E
S
Legend
Gold (ppm)
Au_Calc_pp
0.000000 - 0.500000
0.500001 - 1.000000
1.000001 - 2.500000
2.500001 - 5.000000
5.000001 - 20.000000
Geology Legend
DIORITE
Biotite Altered Basalt
Quartz Ankerite Biotite Altered Basalt/
Sulphidized Iron Formation
Quartz/Ankerite Vein
Quartz Ankerite Biotite Basalt
Sulphidized Quartz Ankerite Basalt
Silicified Basalt
Sulphidized Iron Formation
0 1 2 4 6 8 10 12
Metres

Figure 19:  CARZ trench geology and gold distribution

N
S
W
E
Geology Legend
DIORITE
Biotite Altered Basalt
Quartz Ankerite Biotite Altered Basalt/ Sulphidized Iron Formation
Quartz/Ankerite Vein
Quartz Ankerite Biotite Basalt
Sulphidized Quartz Ankerite Basalt
Silicified Basalt
Sulphidized Iron Formation
0 1 2 4 6 8 10 12
Metres

Figure 20: CARZ trench geology and structural measurements.

Trenching	Gold (g/t)	Length (metres)
Interval	7.08	3.90
Interval	5.04	4.30
Interval	2.62	5.80
Interval	4.24	2.20
Interval	5.82	4.90
Including	12.32	1.80

Table 5: 2006 CARZ trenching program significant gold assays.

Following the success of the initial CARZ zone trenching, a second round of trenching was completed on McFinley Island in September, 2006.  The main trench was extended to the northwest, and two additional trenches were completed to the northwest and southwest of the main CARZ trench.  The CARZ does not extend to the south, on surface.  A number of faults have been observed in the trench to the southwest and may be surface expressions of the Phoenix Fault and/or footwall fault observed in drilling.

Using the structural and geological data gathered in the trench, a 3D model was built to convey the extension of the outcropping geology in relation to previous drill holes.  From this model, and core review of the CARZ and Phoenix zones, a proposal for the fall 2006 drill program was created.

9.1.3)                       Diamond DrillingProgram

An eleven hole, 1,614 metre (5,295 feet) diamond drilling program focusing on the CARZ and Phoenix zones began November 24th, 2006. Six holes were designed to test the down plunge and down dip extension of the previously discovered CARZ altered and mineralized zones, as well as the continuity of the carbonate veining at depth, and another five holes specifically tested the Phoenix Zone (see Figure 18, Table 6).

Drilling at both the CARZ and Phoenix zones intersected similar stratigraphy.  At the CARZ Zone, all the holes collared within well foliated moderately chloritized basalt with associated sub-parallel minor quartz-carbonate veining.  The progression towards the CARZ zone is marked by a noticeable increase in intensity of biotite alteration. Within this transitional zone, the carbonate veins appear to be slightly- to moderately- silicified and an increase in the sulphide content (arsenopyrite/pyrite/chalcopyrite), is observed in both the host basalt and the veins. The CARZ zone itself is a 15 to 25 metre (49 to 82 feet) wide alteration corridor in which the biotite/arsenopyrite alteration is very intense.   The deformation (foliation) appears to be more intense within the CARZ zone, but is likely a consequence of the greater proportion of phyllosilicates (biotite) within the host basalt.  The proportion of carbonate veins within the CARZ zone is significantly higher than within the chloritized basalts of the hanging wall. The veining is typically sub-parallel to the foliation, but can also be seen as a complex and deformed vein stockwork.  The edges of the CARZ are defined by diminished intensity of the biotite alteration in host chloritized basalt rock, or contact with the adjacent peridotitic komatiite unit (East Bay Serpentinite).  The EBS is characterized by high talc content and numerous sheeted carbonate veinlets.  These veinlets are sub-parallel to the strong foliation, but in some cases, the veinlets and penetrative fabric are moderately folded suggesting that the “East Bay Trend” (northeast-southwest deformation corridor) has been deformed by a later generation of structures, which are likely to be “Mine Trend” related (northwest-southeast deformation corridor which contains the major mines).  The presence of these northwest-southeast “Mine Trend” structures in the CARZ zone area is a positive indicator for the exploration potential in this area.

Numerous metre wide lamprophyre dykes were observed in the 2006 holes. These dykes are virtually undeformed and are cutting through all rock units, veins and alteration (mineralized) zones.  Such a crosscutting relationship is compatible with the geochronology work done at the Red Lake Gold Mine.  This observation, along with other similarities noted by Rubicon geologists, suggest that mineralization on the Phoenix Gold Project may be contemporaneous with the main gold mineralizing event at the Red Lake Gold Mine.

Visible gold was observed in hole PZ-98 (72 meters) and PZ-100 (28 meters).  The visible gold grains are small, and in both cases have been observed in quartz within a strongly silicified carbonate vein. In hole PZ-100, a significant percentage (5-10%) of arsenopyrite is present in the intensely biotite altered and silicified basalt.  Rubicon geologists consider that the style of mineralization in this hole is very similar to the “High Grade Zone” currently exploited at the Red Lake Gold Mine.  This is the first time that visible gold had been documented in the CARZ. Significant intercepts from the program are provide in Table 7.

Hole ID	Area	Northing	Easting	Elevation	Azimuth	Dip	Length(m)
PZ-98	CARZ Zone	5665638	448990	369.13	105	-45	129
PZ-99	CARZ Zone	5665638	448990	369.13	115	-55	138
PZ-100	CARZ Zone	5665638	448990	369.13	120	-65	141
PZ-101	CARZ Zone	5665621	448953	372	120	-46	150
PZ-102	CARZ Zone	5665621	448953	372	120	-52	153
PZ-103	CARZ Zone	5665621	448953	372	120	-58	114
PZ-104	Phoenix Zone	5665715	449100	366	090	-65	120
PZ-105	Phoenix Zone	5665715	449100	366	090	-75	138
PZ-106	Phoenix Zone	5665822	449114	361.16	120	-60	120
PZ-107	Phoenix Zone	5665822	449114	361.16	090	-70	111
PZ-108	Phoenix Zone	5665866	449061	362.96	090	-77	300
Table 6: 2006 diamond drilling collar locations.

Hole ID	From	To	Length (m)	Gold (g/t)
PZ-98	35.00	47.73	12.73	1.99
incl	35.00	38.81	3.81	2.59
and	40.35	42.58	2.23	3.15
and	42.99	45.71	2.72	2.35
	64.26	73.00	8.74	3.19
incl	64.26	67.31	3.05	2.15
and	72.00	73.00	1	17.6
	81.35	83.31	1.96	2.07
PZ-99	28.48	33.47	4.99	2.54
incl	28.48	29.49	1.01	6.48
	47.29	49.44	2.15	1.15
	54.33	60.18	5.85	1.07
PZ-100	28.18	47.40	18.57	1.6
incl	28.18	32.23	4.05	1.66
and	35.52	39.47	3.95	2.4
and	41.02	47.40	6.38	1.96
PZ-101	no significant values
PZ-102	74.87	76.16	1.29	10.98
	78.98	81.00	2.02	2.16
	109.6	110.80	1.2	3.83
PZ-103	26.91	28.10	1.19	1.76
	64.09	67.73	3.64	3.38
incl	64.63	66.42	1.79	6.13
	75.50	76.68	1.18	1.27
	86.00	95.02	9.02	2.48
incl	86.00	87.60	1.6	3.92
and	91.68	95.02	3.34	3.61
PZ-104	52.58	61.48	8.9	0.71
incl	52.58	53.58	1	1.18
and	56.54	57.69	1.15	1.46
and	60.08	61.48	1.4	1.03
PZ-105	25.81	26.65	0.84	3.71
PZ-106	81.00	82.72	1.72	3.07
incl	81.00	82.30	1.3	3.72
PZ-107	104.66	108.35	3.69	1.98
incl	104.66	106.21	1.55	2.62
and	106.70	107.47	0.77	4.83
PZ-108	97.48	99.00	1.52	11.15
Table 7: 2006 diamond drilling program significant assays.

9.2)            2007 Exploration

9.2.1)                       Diamond Drilling Program

The Company incurred approximately $2 million in exploration expenditures on the Phoenix Gold Project in 2007; completing 13,446.1 metres (44,114 feet) of drilling in two phases: 9,930.1 metres (32,579 feet) in 17 holes focusing on new target areas including the North Peninsula Zone (Upper and Lower Zones), West Mine Target, KZ and Deep Footwall areas, and an additional 3,516 metres (11,535 feet) in seven holes targeting the North Peninsula Zone area. Each of the new target areas drilled in the program intersected gold-bearing zones and were open for follow-up drilling (see Tables 8,9 and Figures 18, 21):

1.
North Peninsula Target: eight holes tested the North Peninsula Target, on two east-south-easterly oriented sections, spaced approximately 50 metres apart. Results continue to indicate the overall robust nature and continuation of the gold mineralization at depth and along strike. The North Peninsula Target is characterized by two distinct gold zones:

i.
The Lower Zone: returned assays that include 34.14 g/t gold over 1.00 metre (NPZ-07-05), 28.07 g/t gold over 0.90 metres (NPZ-07-01), 10.59 g/t gold over 1.57 metres (NPZ-07-05), 10.46 g/t gold over 1.50 metres (NPZ-07-01), and 9.49 g/t gold over 1.00 metres (NPZ-07-08).The Lower Zone was intersected between 230 and 380 metres (755 and 1247 feet) below surface.  It occurs within a package of intensely altered mafic rocks, capped by ultramafic units. Alteration is characterized by intense silicification, biotite alteration and arsenopyrite replacement (locally up to 50%) of carbonate veins over widths ranging from four to nine metres (13 to 30 feet). The overall thickness of the Lower Zone varies from 50 to 80 metres (164 to 262 feet). The capping ultramafic rocks appear to be a barrier to gold bearing fluids, and represent a very prospective setting for gold mineralization. Rubicon geologists note that the intensity of alteration, the structural relationship of the ultramafic and mafic rocks, and the gold mineralization show a number of striking similarities to documented zones at Goldcorp’s Red Lake Gold Mine.

ii.
The Upper Zone: has returned assays which include 14.65 g/t gold over 0.80 metres (NPZ-07-07), 9.90 g/t gold over 1.30 metres (NPZ-07-02), 5.94 g/t gold over 2.15 metres (NPZ-07-06) and 4.44 g/t gold over 1.30 metres (NPZ-07-05).The Upper Zone is located less than 120 metres below surface, and is developed within variably altered mafic volcanic rocks, characterized by the presence of intense biotite alteration, colloform/crustiform, quartz-carbonate veining and varying amounts of sulphides, including 5-10% arsenopyrite. A westerly dipping fault zone associated with the gold bearing zone has been observed in all of the drill holes completed on the North Peninsula Target, and is thought to represent a conduit for gold bearing fluids.   The style of the gold mineralization/alteration and the association with a prominent fault zone is very similar to the setting of the gold mineralization observed at the Phoenix Zone, 1,500 metres (4,921 feet) to the northeast.

2.
West Mine Target: this target is located west of the historical underground workings on the Project.  Drill hole WMT-07-01 returned 42.99 g/t gold over 1.55 metres, from a fault zone containing visible gold. WMT-07-02, drilled 30 metres (98 feet) to the south, intersected the same structure however it did not contain any significant gold grades. Based on the gold mineralization observed to date and the moderate to strong alteration associated with this fault zone, this area continues to be a prospective target for follow up drilling.

3.
KZ Target: this target has been intersected in two drill holes, KZ-07-01 and KZ-07-02. The first hole intersected 4.02 g/t over 3.90 metres, and K2-07-02 intersected 2.18 g/t gold over 12.89 metres (including 9.60 g/t gold over 1.00 metre).  The gold mineralization is hosted by a package of intensely silicified and fuchsite altered ultramafic rocks.  The KZ Target is located in the vicinity of a north-trending, regional-scale, geophysical discordance that is interpreted to be a major fault zone. This fault zone is located approximately 800 metres (2625 feet) northeast of the North Peninsula Zone fault and is parallel to it. The presence of a prominent fault zone in close proximity to gold mineralization similar to the relationships observed at the North Peninsula Target and the Phoenix Gold Zone, and is considered significant.

4.
Deep Footwall Target: Drill hole DF-07-01 encountered 23.55 g/t gold over 1.00m at 1,322 metres (4,337 feet) down hole, a vertical depth of 1,250 metres (4,101 feet).  This represents the deepest gold intercept on the Phoenix Gold Project to date. Mineralization is hosted in a 15 metre (49 feet) thick package of altered mafic volcanic rocks which occur within a sequence of highly deformed ultramafic rocks. The Deep Footwall Target was intersected at the eastern side of the property and is interpreted to dip westwards. Since this is the first drill hole that has tested this target area, true widths of gold-bearing zones are not yet known. The geological environment of the Deep Footwall contact is analogous to the Red Lake Gold Mine High Grade Zone, where ultramafic rocks overlie mafic volcanic rocks and act as a 'trap' for gold bearing fluids. With the exception of this drill hole, this target area is completely untested at depth and along strike.

Hole ID	Area	Northing	Easting	Elevation	Azimuth	Dip	Length(m)
MF-07-197	Phoenix Zone	5665866	449061	363	090	-75	285.15
KZ-07-01	KZ Target	5664745	448768	351	080	-80	551
DF-07-01	Deep Footwall Target	5664860	449060	351	080	-77	1443.1
KZ-07-02	KZ Target	5663751	448088	351	080	-80	195
MF-07-201	East Bay	5663746	448092	357	080	-75	1415.86
NPZ-07-01	North Peninsula Zone	5664433	448335	363	080	-70	984
NPZ-07-02	North Peninsula Zone	5664433	448335	363	080	-62	528
NPZ-07-03	North Peninsula Zone	5664433	448335	363	081	-53	372
NPZ-07-04	North Peninsula Zone	5664433	448335	363	088	-77	588
MF-07-206	East Bay	5663835	447793	369	135	-70	28.94
WMT-07-01	East Bay	5663835	447793	369	130	-68	576
WMT-07-02	East Bay	5663814	447772	366	132	-70	612
NPZ-07-05	North Peninsula Zone	5664383	448312	360	082	-64	474
NPZ-07-06	North Peninsula Zone	5664383	448312	360	081	-71	463
NPZ-07-07	North Peninsula Zone	5664383	448312	360	087	-55	486
MAC-07-01	MAC Target	5664625	448275	353	110	-70	566
NPZ-07-08	North Peninsula Zone	5664429	448291	363	76.1	-78	362
MF-07-215	East Bay	5664332	448304	365	090	-75	474
MF-07-216	East Bay	5664257	448299	355	090	-67	396
MF-07-217	East Bay	5664237	448156	360	090	-64	561
MF-07-218	North Peninsula Zone	5664356	448232	360	080	-75	534
MF-07-219A	North Peninsula Zone	5664256	447771	360	080	-72	12
MF-07-219B	North Peninsula Zone	5664256	447771	360	080	-72	828
MF-07-220	North Peninsula Zone	5664384	447900	410	080	-75	711
Table 8: 2007 diamond drilling collar locations.

Hole Number		From (m)	To (m)	Core Length (m)	Gold (g/t)
NPZ-07-01		180.20	181.20	1.00	9.93
		253.60	254.50	0.90	28.07
		320.15	321.65	1.50	10.46
	incl	320.15	320.65	0.50	25.60
NPZ-07-02		97.70	99.00	1.30	9.90
		309.33	310.62	1.29	5.40
	incl	309.96	310.62	0.66	8.30
NPZ-07-04		326.24	327.33	1.09	6.85
NPZ-07-05		95.40	96.70	1.30	4.44
		293.70	295.27	1.57	10.59
	incl	294.35	295.27	0.92	16.90
		340.35	341.35	1.00	34.14
NPZ-07-06		97.70	99.85	2.15	5.94
	incl	98.70	99.85	1.15	9.42
		326.60	334.25	7.65	1.25
NPZ-07-07		8.20	9.00	0.80	14.65
		325.50	327.50	2.00	2.64
NPZ-07-08		308.90	309.90	1.00	9.49
WMT-07-01		87.90	89.45	1.55	42.99
		121.00	122.00	1.00	8.70
		455.70	459.70	4.00	1.58
WMT-07-02		178.35	179.50	1.15	2.20
		205.50	207.50	2.00	2.41
KZ-07-01		80.9	84.8	3.90	4.02
	incl	80.9	82.3	1.40	9.53
		110.35	111.35	1.00	3.63
KZ-07-02		126.61	139.5	12.89	2.18
	incl	130.5	139.5	9.00	2.89
	incl	130.5	131.5	1.00	9.60
	and	136.5	139.5	3.00	4.40
	incl	138.5	139.5	1.00	7.29
DF-07-01		1322.4	1323.4	1.00	23.55
Table 9: 2007 diamond drilling program significant assays.

Figure 21: Location map of key target drill areas on the Phoenix Gold Project.

9.3)            2008 Exploration

9.3.1)                       Summary

The initial diamond drilling program for 2008 was designed to follow-up on various target areas. The F2 zone was discovered early in the first quarter of 2008 and with the continued success of multiple drill holes in the F2 Zone, a decision was made to focus the remaining meterage and funds on this new target area.  As of October 30, 2008 the Company had drilled a total of 41,472.5 metres (136,064 feet) on the Phoenix Gold Project in 2008, most of which was focused on the F2 Zone (Figure 21).

9.3.2)                       Titan 24 Geophysical Survey

Subsequent to the initial F2 discovery, during the first quarter of 2008, Quantec Geoscience was contracted to complete 25 line-kilometers of Titan 24 geophysical surveys on the Phoenix Gold Project.  The survey was completed in two phases: the first phase was initiated in February with a line spacing of approximately 500 metres (1640 feet) (Lines 1 to 5), and then the survey spacing was in filled to approximately 250 metres (820 feet) (Lines 10 to 50) in March
(Figure 22).

Information on Quantec’s Titan 24 Deep Earth Imaging system is contained on Quantec’s website and is also included in Quantech’s reports to Rubicon (see References).  Titan 24 measures the parameters of DC (resistivity), IP (chargeability) and MT (magnetotelluric resistivity).  The system measures to depths of 750 meters (approximately 2,500 feet) with IP and can explore beyond 1,500 meters (approximately 5,000 feet) with MT data. By measuring 24 or more stations simultaneously, Titan 24 is able to efficiently record and process a large amount of data. By sampling more data, faster and simultaneously, it provides increased reliability and accuracy of information compared to other methods. The method also employs a larger array (generally a 2400 metre spread), delivering much deeper capability than traditional ground and airborne methods.

The survey has detected several known near surface gold zones and appears to have detected the new F2 Zone (Figure 23), or at least the alteration zone that contains the F2 Zone. The extensive, strong (chargeability) anomaly is over 5,000 feet (1,500 metres) long and appears to correlate with strongly altered hosts rocks and sulphide bearing gold mineralization, stretching from the southern extents of the Project at the F2 Zone to the North Peninsula Zone. The F2 anomaly is one of a number of similar anomalies developed along the three kilometres of prospective stratigraphy extending to the northeast on the Phoenix Gold Project ranging from depths of 200 to over 800 meters (650 to over 2,600 feet) below surface and constitute high priority regional targets recommended for 2009.

Line 30
Line 3
Line 20
Line 2
Line 10
Line 1
Line 40
Line 4
F2 Zone
Line 50
Line 5
0
250
500
Metres

Figure 22: Location of F2 Zone with reference to line numbers from Titan 24 Survey on a background of airborne magnetic geophysics

Line 50 DCIP Smooth
Resistivity Model
Chargeability Model
Depth (m)
0
265
530
794
-2400
-2000
-1600
-1200
-800
-400
0
A
B
B'
C
D
E
L1
L10
L2
L20
L3
L30
LBZ
N Penn
Mac1
5.2e+004
1.249e+0
3001
721.1
173.2
41.62
10
Ohm - m
100
83.33
66.67
50
33.33
16.67
0

Line 50N Results

Line 5 DCIP Smooth
Resistivity Model
Chargeability Model
Depth (m)
0
265
530
794
-2400
-2000
-1600
-1200
-800
-400
0
A
B
B'
C
D
E
South
North
LBZ
Between West Mine And North Penn
Line 1
Line 2
X (m)
5.2e+004
1.249e+0
3001
721.1
173.2
41.62
10
Ohm - m
100
83.33
66.67
50
33.33
16.67
0

Line 5E Results

Figure 23:  Location of F2 Zone (white circle) on Titan 24 survey lines 5 and 50, profiles look to the southwest.

9.3.3)                       Diamond Drilling Program

9.3.3.1)                       Pre-F2 Zone Discovery

Previous to the F2 Zone discovery, the drill plan was to follow-up on various target areas. This included more drilling to expand the extents of the Phoenix Zone, NPZ targets, KZ Zone, West Mine target, Deep Footwall (South and East) targets, (Figures 21, 24 and Table 10). Although the program did have some minor success, no significant results were returned.

Figure 24:  2008 diamond drill hole plan map

Hole ID	Area	Northing	Easting	Elevation	Azimuth	Dip	Length (m)
MF-08-221	West Mine Target	5664038	447734	395	135	-75	714
MF-08-222	West Mine Target	5663980	447669	393	110	-65	666
MF-08-224	Phoenix Zone	5664649	448615	351	80	-70	513
MF-08-225	Deep Footwall East	5664800	449300	351	80	-75	1020
MF-08-227	Titan Target	5665402	448657	394	236	-55	825
MF-08-228	McFinley Target	5663996	447832	387	137	-85	513
MF-08-232	Titan Target	5665249	448483	356	237	-58	87
MF-08-233	Titan Target	5665249	448483	356	237	-58	773
MF-08-236	Deep Footwall South	5663215	448085	359	80	-75	867
DFS-08-01	Deep Footwall South	5663516	447890	368	110	-65	1275
IZ-08-01	McFinley Island	5665866	449061	355	120	-65	717
MF-SHFT-1	Mine Shaft	5663979	448142	372	136	-85	593
NPZ-08-01	North Peninsula Zone	5664138	448329	373	96	-59	950

Table 10:  2008 diamond drilling collar locations (drilling prior to F2 Zone discovery)

9.3.3.2)                       F2 Zone Discovery

The initial drilling was targeted to follow-up on the MAC-3 area of previous drilling (see Rigg & Hogg, 2003) that returned results including 17.75 g/t Au over 0.62 metres and 65.8 g/t Au over 0.67 metres (MF-03-25), as well as test a structural interpretation. The diamond drill plans quickly changed with the discovery of the F2 Zone, early in the first quarter of 2008. The subsequent Titan 24 geophysical survey identified a coincident chargeability anomaly.

After the initial encouraging assay results from the first several holes (see Appendix 2), the Company decided to focus the remaining program meterage on the new discovery, named the ‘F2 Zone’ due to its spatial relationship with a major second generation fold structure on the Project called the F2.

Drilling continued with two diamond drills on the ice in East Bay until April 2008, however, collar locations were limited by the location of the ice pads. During breakup, drilling continued from land to reach out to the northwest plunging F2 Zone. In the summer, a barge with hydraulic legs was contracted and the drill could be moved anywhere in East Bay to target the F2 Zone, and this has been the most flexible approach to date. In the meantime, the second drill continued to drill step-out holes from land and other regional targets on the Project. A second barge was secured late in the third quarter, and both drills will remain infilling and stepping-out on the F2 Zone until freeze-up, expected to begin in November.

The F2 Zone is in its early stages of definition, and significantly more drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization. Ideally, the best way to do this is from underground, and the Phoenix Gold Project has the distinct advantage of having the ability to utilize the existing 130 metre (428 feet) deep exploration shaft and workings at the mine located only 450 metres (1,476 feet) to the northwest of the F2 Zone. Rubicon is currently in the permitting process to allow for the dewatering and rehabilitation of the shaft. This will enable year-round access for diamond drilling without some of the difficulties of targeting the F2 Zone from surface.

Mineralization within the F2 Zone occurs near a major structural setting within the ultramafic-mafic rock package.  This setting is analogous to major deposits in the Red Lake gold district. Gold in the F2 Zone is best developed within mafic volcanics as multiple and complex quartz veins, breccias and silica replacement zones that typically contain visible gold and trace to 3% sulphides (see Section 8.7 for details). Results to date indicate that high-grade gold lenses or shoots are developed within a robust gold-bearing structure that also hosts thick, lower grade intervals. The overall mineralized envelope suggests a steep plunge to the northwest. These interpretations are preliminary in nature and relationships between the various styles of mineralization are complex.

The envelope of mineralization at the F2 Zone as currently defined is 360 metres (1,181 feet) wide and has been drilled to 1,117 metres (3,665 feet) below surface.  The zone remains open along strike and at depth (Figures 25, 28). As of October 30, 2008, the F2 Zone has been intersected in 35 diamond drill holes all containing anomalous gold values. Significant results received to date are summarized in Appendix 2, where ‘significant’ generally refers to an intercept greater than 10 g/t gold or a gram x metre product value greater than 15 (e.g., 15 g/t over 1 metre). Drilling is on-going and complete assays remain pending. All reported intercepts are core lengths and true widths are currently unknown. Reported gold values are uncut. Vein orientations are generally observed to be at moderate to high angle to the core axis but further drilling will be required to determine true thicknesses.

Hole ID	Area	Northing	Easting	Elevation	Azimuth	Dip	Length (m)
F2-01	F2 Zone	5663642	448446	351	070	-75	1182
F2-02	F2 Zone	5663642	448446	351	080	-81	492
F2-03	F2 Zone	5663642	448446	351	070	-85	484
F2-04	F2 Zone	5663621	448443	351	075	-84	645
F2-05	F2 Zone	5663662	448449	351	070	-85	723
F2-06	F2 Zone	5663638	448462	351	110	-86	588
F2-07	F2 Zone	5663689	448459	351	142	-81	437.2
F2-08	F2 Zone	5663689	448459	351	130	-80	480
F2-09	F2 Zone	5663638	448462	351	109	-82	540
F2-10	F2 Zone	5663689	448459	351	133	-75	540
F2-11	F2 Zone	5663712	448459	351	133	-80	589.52
F2-12	F2 Zone	5663689	448459	351	133	-68	380
F2-13	F2 Zone	5663712	448459	351	130	-70	444
F2-14	F2 Zone	5663960	448233	369	139	-52	730.48
F2-14-W1	F2 Zone	5663960	448233	369	139	-52	792
F2-15	F2 Zone	5663755	448088	365	105	-52	710
F2-15-W1	F2 Zone	5663755	448088	365	105	-52	889
F2-16	F2 Zone	5663960	448233	369	127	-50	849
F2-17	F2 Zone	5664000	448245	374	135	-45	690
F2-17-W1	F2 Zone	5664000	448245	374	135	-45	526.5
F2-17-W2	F2 Zone	5664000	448245	374	135	-45	486
F2-17-W3	F2 Zone	5664000	448245	374	145	-45	658
F2-18	F2 Zone	5663960	448233	369	127	-56	746
F2-19	F2 Zone	5663960	448233	369	130	-45	726
F2-20	F2 Zone	5664000	448245	374	128	-65	939
F2-21	F2 Zone	5663664	448466	351	140	-83	732
F2-22	F2 Zone	5663674	448455	351	135	-82	747
F2-23	F2 Zone	5663960	448233	369	130	-65	1150
F2-24	F2 Zone	5663699	448433	351	135	-82	771
F2-25	F2 Zone	5663724	448465	351	135	-83	816
F2-26	F2 Zone	5663960	448233	369	145	-45	667
F2-27	F2 Zone	5664000	448245	374	124	-65	564.7
F2-27-W1	F2 Zone	5664000	448245	374	124	-65	537
F2-28	F2 Zone	5664049	448289	369	135	-65	1200
F2-29	F2 Zone	5663792	448406	351	137	-82	900.47
F2-30	F2 Zone	5663905	448397	351	135	-82	1251
F2-30-W1	F2 Zone	5663905	448397	351	135	-82	1155.1
F2-31	F2 Zone	5663894	448180	374	135	-70	666
F2-31-W1	F2 Zone	5663894	448180	374	135	-70	1117.50
F2-32	F2 Zone	5664109	448325	364	125	-65	895
F2-33	F2 Zone	5663837	448450	351	135	-82	1107
F2-34	F2 Zone	5663769	448340	351	130	-82	204
F2-35	F2 Zone	5663769	448340	351	122	-83	1212

Table 11: 2008 F2 Zone diamond drilling collar locations.

Figure 25: F2 Zone composite cross section, where location ID refers to Appendix 2 (as of October 30, 2008).

10)            DRILLING (Item 13)

A discussion of Rubicon’s drilling programs during 2006-2008 is included Section 9 of this report (“Exploration”).  Assay interval thicknesses reported are drilled lengths.  Where true thicknesses were possible to estimate, they have been presented (eg, 2006 drilling at Phoenix and CARZ zones).  In most cases the drilling programs attempted to cut targeted mineralized zones as close to normal angles as current knowledge permitted, unless indicated otherwise the assayed intervals should not be considered true thicknesses.  Vein orientations observed in the F2 Zone are generally observed to be at moderate to high angles to the core axis, but more drilling is required to estimate true thickness.

11)            SAMPLING METHOD AND APPROACH (Item 14)

11.1)            Core Drilling and Logging

The majority of diamond drilling was performed by Hy-Tech Drilling of Smithers, B.C. using two skid-mounted Tech-4000 diamond core drills. These drills were used on the ice in East Bayduring the winter, on the land during spring thaw, and also drilled from two barges during the summer and fall months.  Layne Christensen Canada Limited of Sudbury, ON was also contracted to complete deep holes on the Project using their skid-mounted CS 4002 having a depth capacity of 2500 metres (8200 feet).

All drilling was supervised by Rubicon technical staff and general industry standards in all matters were followed.

All proposed land and ice drill collars were surveyed with a hand held GPS with an accuracy of +/-3 metres. Two foresight pickets were also surveyed and drills were set up under the direct supervision of Rubicon staff.  Collars for barge holes were also surveyed with a hand held GPS and then marked with a buoy; the same foresight procedure was carried out. Changes in actual drill location from planned locations, due to local ice conditions or other technical reasons were noted with the true easting and northing coordinates.

NQ2 (50 mm diametre) or NQ (46 mm diametre) core was drilled.  Core was placed in wooden boxes with depth markers every three metres.  Core recovery during these programs was excellent.  Boxes were securely sealed and delivered to the core facility at the Phoenix Gold Project site once a day.  A Reflex or Ranger electronic single shot survey instrument takes measurements of azimuth, inclination, magnetic tool face angle, gravity roll angle, magnetic field strength and temperature at 60 metre (197 feet) intervals down-hole to provide down-hole survey control.

Casing for holes collared on land were left in place and covered with aluminum caps.

Core logging procedures follow industry standards and a defined sample protocol is outlined in Appendix 3.

11.2)            Drill Core Sampling

All samples collected by Rubicon during drill programs on the Phoenix Gold Project were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core.  Sample intervals were selected on a geological basis and most typically varied between 0.5 and 1.0 metres (1.6 to 3.2 feet) in length and very rarely were less than or greater than these values. Wide areas of geological interest were commonly sampled at standard intervals of either 0.5 or 1.0 metres (1.6 to 3.2 feet) depending on the length of the interval and the particular geological feature of interest.

11.3)            Analysis for Gold

Samples pre-2008 were sent to either ALS Chemex Laboratories, Vancouver, B.C or AccurAssay Laboratories, Thunder Bay, ON. In both cases, gold was determined by fire-assay fusion with atomic absorption spectroscopy; or, by metallic fire-assay on samples that returned elevated Au values by standard fire-assay, contained visible gold, or on visual inspection were considered likely to be well mineralized. In cases where multiple standard Au fire-assay analyses were completed on an individual sample, an averaged value is deemed to be the most representative of the gold content of the sample.  Gold values produced by metallic fire-assay are deemed to supersede gold values produced by standard fire assay owing to the larger size of sample analyzed and better reproducibility in samples with coarse gold. It should be noted that the metallic fire-assay procedure is a 'destructive' sample procedure; the retained rejects will represent only the fine fraction of the screened material, and for that reasoning, it was decided in 2008 to limit the use of metallic fire-assay analysis.

During 2008, assays were conducted by SGS Minerals Services, Red Lake, ON. If visible gold was noted, the sample and the bracketing samples were analyzed using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Standards, blanks and check assays were included at regular intervals in each sample batch.

Any samples that returned values greater than 10 g/t Au have a second check fire assay with a gravimetric finish. This is done by re-homogenizing the reject and splitting, pulverizing and assaying this representative of the sample. All check assays are recorded by Rubicon for internal statistical analysis for potential variance above the acceptable 30% range.  The same procedure applies for samples containing visible gold that are returned without a significant gold value (<1 g/t).

Gold standards in all cases were prepared by CDN Resource Laboratories Ltd., Delta, B.C.

12)            SAMPLE PREPERATION, ANALYSIS AND SECURITY (Item 15)

12.1)            Drill Core

Samples of drill core were cut by a diamond blade rock saw, with half of the cut core placed in individual sealed polyurethane bags (with non-tamper ties) and half placed back in the original core box. Samples were prepared by outside contract laborers trained and supervised by Rubicon personnel, at a secure facility on the Phoenix Gold Project. The retained core is stored in a secure building on site.

12.2)            Shipping

All samples were shipped by independent transport companies in sealed woven plastic bags (with individually numbered, non-tamper ties) to ALS Chemex or AccurAssay Laboratories in Thunder Bay, Ontario, or personally dropped off to SGS Mineral Services in Red Lake, ON by Rubicon personnel. Notification of receipt of sample shipments by the laboratory is confirmed by electronic mail. No problems were encountered in transport during the program.

12.3)            Assay Laboratories

Analysis of samples pre-2008 was conducted by either ALS Chemex in North Vancouver, B.C. or AccurAssay Laboratories in Thunder Bay, ON. ALS Chemex laboratories operate according to the guidelines set out in ISO/IEC Guide 25 – “General requirements for the competence of calibration and testing laboratories”. In addition, Dr. Barry Smee, Consultant, audited the sample preparation facilities of ALS-Chemex laboratories in Thunder Bay, Ontario on behalf of Rubicon.  Recommendations from his audit were implemented. At AccurAssays, many of the analyses are accredited by the Standards Council of Canada rigorous ISO 17025 standard. In 2008, all samples were sent to SGS Mineral Services in Red Lake, ON. SGS also operate according to the guidelines set out in ISO/IEC Guide 25.

12.4)            Sample Preparation

Individual samples typically ranged from 0.5 kg to 2 kg in weight.  The samples are dried prior to any sample preparation.  For ALS Chemex (with its preparation laboratory in Thunder Bay, Ontario), AccurAssay (Thunder Bay, Ontario), and SGS Minerals (Red Lake, Ontario), the entire sample is crushed to 2 mm in an oscillating steel jaw crusher. In the case of ALS Chemex, either an approximate 250g split, or, in the case of 'metallics' fire assay, the whole sample, was pulverized in a chrome steel ring mill. The coarse reject was bagged and stored.  Pulps were shipped to ALS Chemex in North Vancouver, BC for analysis. At AccurAssay (Thunder Bay, Ontario) the samples are crushed to 90% -8 mesh, split into 250 to 450 g sub-samples using a Jones Riffler and then pulverized to 90% -150 mesh using a ring and puck pulverizer. Prior to analysis, samples are homogenized. Silica cleaning between each sample is also performed to prevent any cross-contamination. A similar process occurs at SGS Minerals, however all samples are sent for fire assay and pulps remain on site.  The author visited the SGS sample preparation and analytical laboratory facility in Red Lake, and considers it clean, well organized, and professionally managed.

12.5)            Assay Procedures

12.5.1)                       ALS Chemex Laboratories

Gold was determined by fire-assay fusion of a 50 g sub-sample with atomic absorption spectroscopy.  The 'Au -Metallics' assay required the 100% pulverization of the sample and screening of the sample through a 150 mesh (100 micron) screen to test its homogeneity and separate any +150 mesh material. Material remaining on the screen is retained and analyzed in its entirety by fire-assay fusion followed by cupellation and a gravimetric finish.  The –150 mesh fraction is homogenized and two 50-g sub-samples are analyzed by standard fire assay procedures.  The gold values for both +150 and –150 mesh fractions are reported together with the weight of each fraction as well as the calculated total gold content of the sample.  In this way one can evaluate the magnitude of the coarse gold effect as demonstrated by the levels of the +150 mesh material.

Representative samples for each rock unit and generally at least one sample every 20 metres was selected for ICP analysis.  Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Tl, Ti, U, V, W, and Zn were analyzed by inductively-coupled plasma (ICP) atomic emission spectroscopy, following multi-acid digestion in nitric aqua regia.  The elements Cu, Pb, and Zn were determined by ore grade assay for samples that returned values >10,000 ppm by ICP analysis.  Only a select few samples were sent for whole rock analysis, where major elements (reported as oxides) and Ba, Rb, Sr, Nb, Zr, and Y were determined by X-ray fluorescence spectrometry (XRF).

Results are reported electronically to the project site in Red Lake with Assay Certificates filed and catalogued at Rubicon’s' Head Office in Vancouver.

12.5.2)                       AccurAssay Laboratories

Gold was determined by fire-assay using a 30g fire assay charge. This procedure uses lead collection with a silver inquart. The beads are then digested and an atomic absorption or ICP finish is used. All gold assays that are greater than 10 g/t are automatically re-assayed by fire assay with a gravimetric finish for better accuracy & reproducibility. A Sartorius micro-balance with a sensitivity of 1 microgram (six decimal places) giving a 5 g/t (5 ppb) detection limit is used.

Screen metallics analysis includes the crushing of the entire sample to 90%-10 mesh and using a Jones Riffler to split the sample to a 1kg sub sample. The entire sub sample is pulverized and subsequently sieved through a series of meshes (80, 150, 200, 230, 400 mesh). Each fraction is then assayed for gold (maximum 50g.). Results are reported as a calculated weighted average of gold in the entire sample.

Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Tl, Ti, U, V, W, and Zn are analyzed by inductively-coupled plasma (ICP) atomic emission spectroscopy, following multi-acid digestion in nitric aqua regia.

Results are reported electronically to the project site in Red Lake with Assay Certificates filed and catalogued at Rubicon’s' Head Office in Vancouver.

12.5.3)                       SGS Mineral Services

Samples are analyzed for gold using the fire assay process. Typically the samples are mixed with fluxing agents including lead oxide, and fused at high temperature. The lead oxide is reduced to lead, which collects the precious metals. When the fused mixture is cooled, the lead remains at the bottom, while a glass-like slag remains at the top. The precious metals are separated from the lead in a secondary procedure called cupellation. The final technique used to determine the gold and other precious metals contents of the residue is atomic absorption spectroscopy (AAS). If the sample contains greater than 10 g/t Au, it is sent for a gravimetric finish.

Select sample pulps that require multi-element analysis are sent to the SGS Laboratory in Toronto, ON. Here they undergo a multi-acid digestion. This is a combination of HCl (hydrochloric acid), HNO3 (nitric acid), HF (hydrofluoric acid), HClO4 (perchloric acid). Because hydrofluoric acid dissolves silicate minerals, these digestions are often referred to as “near-total digestions”. However, there can be a loss of volatiles (e.g. B, As, Pb, Ge, Sb) during digestion. Multi-acid (4-acid) digestion is a very effective dissolution procedure for a large number of mineral species and is suitable for a wide range of elements.
Results are reported electronically to the project site in Red Lake with Assay Certificates filed and catalogued at Rubicon’s' Head Office in Vancouver.

13)            DATA VERIFICATION (Item 16)

The 2006 trenching program and 2006-2008 diamond drill programs discussed in this report were undertaken by experienced and competent Rubicon geologists under the supervision of Ian Russell and Terry Bursey, P.Geo., Phoenix Gold Project Managers. The author has made a site visit for a review of the drill core, and has every reason to believe that work completed by Rubicon was done in a professional manner and met or exceeded generally accepted industry standards for quality control and quality assurance.  Independently, the author collected 23 samples by sawing the remaining half core for the sample interval, resulting in a ¼ core sample.  Table 12 shows the results.  Variability (positive and negative) exists in the original sampling versus the check sampling, but this is considered normal and expected given the documented nugget-like nature of the mineralization.  Also adding to the variability is the fact that an additional portion of the core was being sampled – not the one which was processed to complete the original assay.  The nugget-like nature of mineralization in the samples collected by the author is illustrated, in check sample CRL12620.  Visible gold was observed in the ¼ core that is remaining in the core box for this sample interval, but no visible gold was observed in the ¼ core sampled for assay by the author.  In another example illustrative of coarse gold effects, sample CRL12610 indicated overlimits (>10,000 ppb) for the AA analysis, but 7530 ppb for the gravimetric analysis.  Considering the high grades that have been encountered in the 2008 drilling of the F2 Zone, along with the fact that significant visible gold has been noted, the author recommends further investigation of this variability.  The objective would be to establish a protocol that reduces the variability as much as possible.  This work will help in addressing grade cutting procedures in any future resource estimates.

Check Sample ID	Original Sample ID	Description	Hole ID	From (m)	To (m)	Original Assay (Au ppb)	Check (Au ppb)
CRL12605	CRL14736	Quartered Core	F2-01	237.0	238.0	61509	7550
CRL12606	CRL14618	Quartered Core	F2-01	74.5	75.5	1410	346
CRL12607	CRL15498	Quartered Core	F2-02	374.0	375.0	5080	2060
CRL12608	CRL16045	Quartered Core	F2-03	267.9	268.9	283200	124500
CRL12609	CRL16647	Quartered Core	F2-06	172.0	172.8	48960	31300
CRL12610	CRL19089	Quartered Core	F2-07	340.0	341.0	16457	7530
CRL12611	CRL19142	Quartered Core	F2-07	387.0	387.5	52389	24800
CRL12612	CRL19320	Quartered Core	F2-08	295.0	296.0	9100	12350
CRL12613	CRL20336	Quartered Core	F2-09	446.6	447.1	44571	74600
CRL12614	CRL20354	Quartered Core	F2-09	455.0	455.5	5220	18250
CRL12615	CRL19662	Quartered Core	F2-10	328.0	328.5	48240	1395
CRL12616	CRL21329	Quartered Core	F2-13	240.4	241.4	3920	1435
CRL12617	CRL22279	Quartered Core	F2-15	506.0	507.0	1250	637
CRL12618	CRL36130	Quartered Core	F2-15-W1	532.0	533.0	19063	11350
CRL12619	CRL21422	Quartered Core	F2-17-W3	451.5	452.0	70354	1290
CRL12620	CRL37267	Quartered Core	F2-19	464.2	465.0	811405	8460
CRL12621	CRL34977	Quartered Core	F2-21	539.1	540.0	28320	35900
CRL12622	CRL34554	Quartered Core	F2-21	171.5	172.0	7886	6710
CRL12623	CRL34558	Quartered Core	F2-21	174.0	175.0	3840	4480
CRL12624	CRL39407	Quartered Core	F2-29	421.5	422.0	109749	8280
CRL12625	Standard	Acceptable				n/a	1760
CRL12626	Blank	Acceptable				n/a	33
CRL12627	CRL32224	Quartered Core	F2-30-W1	795.9	797.0	11486	57800
CRL12628	CRL30131	Quartered Core	F2-33	689.0	689.5	9051	9540
CRL12629	CRL19327	Quartered Core	F2-08	300.0	301.0	34766	26100

Table 12: Independent verification analysis.

Blank and Standard assay protocol was developed with the input from Dr. Barry Smee, Ph.D. P.Geo., Independent Geochemist, in consultation with Rubicon personnel and J.J. Watkins (Q.P. 2000 - February 2003).  Blank samples (consisting of commercially available broken tile and/or locally quarried quartz known to have a gold content below detection limit) were inserted into the sample stream once every twenty-five samples to provide a check on assay lab data quality in drill core sampling.  Random gold standards were inserted into the sample stream once every 25 samples to provide a check on assay lab data quality.  Gold standards were prepared and certified by CDN Resources Laboratories Ltd., Delta, B.C.  The most common gold standards used (Recommended Value +/- 2 Standard Deviations) were CDN -GS- 9 (1.75 +/- 0.14 g/tonne) , CDN -GS -2 (1.53 +/- 0.18 g/tonne), CDN -GS -6 (9.99 +/- 0.50 g/tonne) CDN -GS -5 (20.77 +/- 0.91 g/tonne) and CDN -GS -8 (33.5 +/- 1.7 g/tonne).

Sample batches were reanalyzed if any aberrations in the data were observed.

The Phoenix Gold Project currently forms an important part of the Red Lake Projects of Rubicon, and management of the project at all levels is being carried out by a fully qualified and experienced staff.

14)            ADJACENT PROPERTIES (Item 17)

The Phoenix Gold Project lies within the Red Lake Mining District, a major gold camp with more than 24 million ounces of gold produced from a number of mines in the region (Lichtblau, et al., 2008).  Exploration activity in the district is currently very strong.  Gold mineralization in the district can be broken into several types that share common features.

Currently, Goldcorp Inc. operates the Red Lake Gold Mine situated in Balmertown. The Red Lake Gold Mine is composed of two operating complexes:  the Red Lake Complex and the Campbell Complex.  Red Lake Gold Mine is Canada’s largest gold mine, and since the merger in 2006 produced over 1.2 million ounces, for a combined historical total of over 17 M.Oz. (Lichtblau, et al., 2008).  It is also one of the world’s richest gold mines and lowest cost producers.

The GAZ Gold Zone is located approximately seven kilometres to the northeast of the F2 Zone at the top of East Bay (Figure 2). The project is a joint venture between Goldcorp and Premier Gold Mines Ltd., a junior exploration company.  The GAZ Gold Zone has a strong resemblance to mineralization encountered on the Phoenix Gold Project, and in particular, the F2 Zone. They are both located within the East Bay Deformation Zone (EBDZ), within a similar stratigraphy, including mafic metavolcanic rocks, ultramafic rocks, diorite to granodiorite intrusives and minor iron formations.  “GAZ” stands for “Green Altered Zone”, a portion of ultramafic and associated cross-cutting faults that contains gold.  The Green Altered Zone is so named because of the presence of chlorite and fuchsite. A similar ultramafic has been encountered at the F2 Zone, and although it is not the main host for mineralization, it also carries anomalous gold. Goldcorp and Premier have conducted metallurgical tests to assess gold recoverability and are studying the potential to develop an underground ramp for underground drilling and sampling.

On September 25, 2008 Goldcorp acquired Gold Eagle Mines Ltd.  Gold Eagle's principal asset is the Bruce Channel Discovery (BCD), located approximately 800 metres (2,625 ft) below surface under the Bruce Channel. This new gold occurrence is located southwest of the past-producing Cochenour-Willans Mine (produced 1.24 million ounces at 0.53 oz/t) (Figure 2). The BCD is reported as being geologically similar to the Cochenour-Willans and the Red Lake Gold Mine. Similarities with the F2 Zone include Balmer Assemblage host rocks, pervasive biotite alteration, and local carbonate alteration and silicification. Sulphides associated with gold mineralization consist of pyrrhotite and pyrite, and lesser arsenopyrite, with minor chalcopyrite, galena and sphalerite.  BCD gold mineralization is similar to the F2 Zone in that it is structurally controlled and occurs within a variety of rock types. Goldcorp is currently in the process of drilling with two deep rigs on surface, but is determining the best method to access the zone underground, either by utilizing the existing workings at the Cochenour-Willans Mine, or sinking a shaft on McKenzie Island.

The past and current production, as well as the recent new discoveries, demonstrates that the district can support year-round mineral exploration and mining operations.  The new discoveries in particular indicate that the district is still at a relatively immature stage of development.

The descriptions of mineralization types in the Red Lake District have similarities to the mineralization observed by Rubicon on the Phoenix Gold Project.  While these similarities are viewed positively, they do not necessarily indicate that mineralization on the Project will have similar overall grade and tonnage characteristics to other mineralization in the district or that the Phoenix Gold Project will host an identifiable gold resource.

15)            MINERAL PROCESSING AND METALLURGICAL TESTING (Item 18)

No new programs of processing or metallurgical test work have been undertaken.  An estimated 6000+ tons of the previously mined bulk-sample (1989) remains stockpiled on the property.

16)            MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (Item 19)

The Inferred Resource in the Peninsulaarea of the Phoenix Gold Projectwas reported by Hogg (Oct., 2002)and has been referred to again in this report.  No new resource estimation has been undertaken at this time. A copy of the Hogg’s certificate of authorship has been attached to the end of this report.

17)            OTHER RELEVANT DATA AND INFORMATION (Item 20)

An estimated 55,000 metres (180,000 feet) of historical underground and surface drill core is stored on site.  Some of this core has been re-logged and re-sampled, where appropriate, to provide additional information on the geology and environment of mineralization on the Phoenix Gold Project.  Standard protocols towards sample preparation, handling and quality control procedures have been followed.  New assay results are taken as indicative since the drilling of these holes was not conducted under Rubicon supervision and have therefore not been reported.

18)            INTERPRETATION AND CONCLUSIONS (Item 21)

Since acquiring the Phoenix Gold Project in the highly productive Red Lake mining district of northwestern Ontario in 2002, Rubicon has undertaken a multi-disciplinary exploration program that has resulted in a thorough understanding of the geology and setting of mineralization on the Project and in the area of historic operations.  The program has also been successful in expanding exploration across the Project and has led to the potentially economic discovery of the F2 Zone.

Most of the historic evaluation work on the Phoenix Gold Project concentrated at shallow depths in the vicinity of the McFinley shaft in the northern part of the McFinley Peninsula.  In this area, gold mineralization has been identified in several structural and stratigraphic locations within an intense zone of deformation that cuts the McFinley Sequence.  Rubicon’s' multidisciplinary approach allowed for the recognition and characterization of these environments on a local and property scale and resulted in the discovery of additional auriferous shear-vein structures in the peninsula area.  Subsequent property-wide exploration diamond drilling successfully identified new environments of auriferous mineralization.

Drilling in 2004 resulted in the discovery of the Phoenix Zone at the north end of McFinley Island, two kilometres north of the existing mine site.  Subsequent drilling of this target in 2005 resulted in a further extension of the Phoenix Zone and the discovery of the Carbonate Altered Zone (CARZ).  Further drilling in 2006 defined the Phoenix Zone, encompassing the overall mineralized system, with a strike length of 500 metres (1640 feet) and a depth extent of 200 metres (656 feet) below surface.

The 2007 exploration program included surface drilling of deep footwall targets and an evaluation of exploration from underground. Each of the new target areas drilled were successful in intersecting gold-bearing zones and are all open for follow-up drilling. These areas included the North Peninsula (Upper and Lower zones), the Deep Footwall Target, the KZ target and the West Mine target.

Once again, in 2008, Rubicon used a combination of techniques to explore the Project. Following up on previous drilling led to the discovery of the F2 Zone. The F2 Zone is currently defined to 360 metres (1181 feet) along strike and 1117 metres (3665 feet) below surface and remains open along strike and at depth. The setting and style of this mineralization has a number of distinct similarities with the high grade zones present at the nearby Red Lake Gold Mine.

Significantly more drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization within the F2 Zone. The author concurs with Rubicon management’s belief that this is best accomplished by drilling from underground, utilizing the existing 142 metre (466 feet) deep exploration shaft and workings located only 450 metres (1476 feet) to the northwest of the Zone. Rubicon is currently in the permitting process to allow dewatering and rehabilitation of the shaft.

19)            RECOMMENDATIONS (Item 22)

It is the author’s opinion that the property has strong economic merit and requires significant additional diamond drilling.  It is recommended that further exploration on the Phoenix Property be carried out utilizing the same multi-phase and multi-disciplinary approach which has taken place since Rubicon’s acquisition of the property in 2002.  Recommendations for 2009 include: 1) a two phase advanced exploration program to delineate the gold distribution of the F2 Zone and define the lateral and vertical extents of mineralization, that currently remain open; and 2) property scale surface drilling to test for additional F2-type discoveries along the northeast extension of the mafic volcanic stratigraphy that hosts the gold mineralization in areas with analogous structural and geophysical setting.

19.1)            Surface Drilling Program

A 15,000 – 20,000 metre surface diamond drilling program is recommended independent of the underground program presented below.  Drilling will begin as soon as ice conditions are suitable on East Bay in January 2009 well in advance of the underground rehabilitation, drifting and drilling.  The goal of this program will be to continue to expand lateral and vertical extents of the gold mineralization of the F2 Zone in conjunction with drill-testing of a series of property wide targets within the northeast extension of mafic volcanic stratigraphy. Numerous targets have been identified in the context of the recent knowledge of the F2 Zone mineralization environment.  These targets are supported by gold occurrences encountered by Rubicon’s drilling and are supported by a large chargeability anomaly identified in the 2008 Titan 24 geophysical surveys conducted.

19.2)            Underground Program

The close proximity to existing underground infrastructure and surface facilities provide a unique opportunity to fast track the exploration of the F2 discovery. The program would involve deepening the existing shaft another 200 metres vertically and crosscutting 200 metres to the southeast toward the F2 Zone (Figure 26) with +/- 50 metre drill stations to enable 20,000 meters of delineation drilling. The aim of this exercise is to provide better access to the core of the F2 Zone. This will aid in the understanding of the geometries and controls of both the F2 Zone itself and the associated Titan 24 anomaly. Barring any unforeseen delays in permitting, shaft deepening and drifting is scheduled for Q1 2009 and drilling is scheduled for late Q2/ early Q3 of 2009.

Figure 26: Location of proposed exploration drift to the F2 Gold System (as of October 21, 2008).

19.3)            Recommended Program and Budget

A total budget of CAN$14,000,000 (including a 5% contingency) is recommended to execute this multi-phased exploration program for 2009.

SURFACE DRILLING
·	CAN$4.62 million for the 15,000-20,000 metre (49,000 – 65,000 feet) diamond drill program (two surface drills).
UNDERGROUND PROGRAM
·	CAN$ 4 million for the shaft deepening (200 metres, 660 feet) plus 325 meters (1050 feet) of access drifting with drill stations, etc.
·	CAN$ 4.71 million for 20,000 meters of underground drilling (two drills).

Phoenix 2009 Program and Budget

Activity	Item	$	Total
Surface (20,000 m)	Direct Drill Cost	3,600,000
Diamond Drilling	Assay Analysis	130,000
	Geocontractors	430,000
	Travel (airfare)	40,000
	Room & Board	80,000
	Vehicles, Equipment & Fuel	140,000
	Field Expenses (supplies)	200,000
	Subtotal	$4,620,000
			$4,620,000
Underground (20,000 m)
Diamond Drilling	Direct Drill Cost	3,600,000
	Assay Analysis	150,000
	Geocontractors	440,000
	Travel (airfare)	40,000
	Room & Board	100,000
	Vehicles, Equipment & Fuel	150,000
	Field Expenses (supplies)	230,000
	Subtotal	$4,710,000
			$4,710,000
Underground Access
	Shaft Deepening (200 m) and	$4,000,000
	Crosscutting/Drifting (325 m)

	Subtotal	$4,000,000
			$4,000,000
Contingency	At 5%	$666,500
	Subtotal	$666,500
			$13,330,000
GRAND TOTAL			$13,996,500

Table 13:  Phoenix 2009 program and budget.

References (Item 23)

Andrews, A.J., Hugon, H., Durocher, M., Corfu, F., and Lavigne, M., 1986. The anatomy of a gold-bearing greenstone belt: Red Lake, northwestern Ontario; in Proceedings of GOLD ’86, an International Symposium on the Geology of Gold Deposits, (ed.) A.J. MacDonald; Konsult International Inc., Toronto, Ontario, p. 3-22

Ashford, G.  Study on Gold Recovery from Sample Submitted by McFinley Red Lake Mines Ltd.; Lakefield Research, July 14, 1986.

Betz, J.E.  Report on the Electromagnetic and Magnetic Surveys, McFinley Red Lake Property, Township of Bateman, District of Kenora, Ontario; July, 1982.

Corfu, F., Davis, D.W., Stone, D., and Moore, M., 1998. Chronostratigraphic constraints on the genesis of Archean greenstone belts, northwestern Superior Province, Ontario, Canada; Precambrian Research, v. 92, p. 277-295.

Corfu, F., and Andrews, A.J., 1987. Geochronological constraints on the timing of magmatism, deformation and gold mineralization in the Red Lake greenstone belt, northwestern Ontario; Canadian Journal of Earth Sciences, v. 24, p. 1301-1320.

Dube, B., Williamson, K, and Malo, M., 2002. Geology of the Goldcorp Inc. High grade zone, Red Lake mine, Ontario: an update; Geological Survey of Canada, Current Research 2002-C26, 13 p.

Dube, B., Williamson, K, and Malo, M., 2001. Preliminary report on the geology and controlling parameters of the Goldcorp Inc. High Grade zone, Red Lake mine, Ontario; Geological Survey of Canada, Current Research 2001-C18, 33 p.

Dube, B., Balmer, W., Sanborn-Barrie, M., Skulski, T., and Parker, J., 2000. A preliminary report on amphibolite-facies, disseminated-replacement-style mineralization at the Madsen gold mine, Red Lake, Ontario; Geological Survey of Canada, Current Research 2000-C17, 12 p.

Durocher, M.E., Burchell, P., and Andrews, A.J., 1987. Gold occurrences, prospects, and deposits of the Red Lake area; Ontario Geological Survey, Open File Report 5558, v. 1 & 2, 704 p.

Ferguson, S.A.  Geological Report on the South Half of Bateman Township; O.D.M. Geological Report No. 6, 1962.

Ferguson, S.A. et al Gold Deposits of Ontario; O.D.M. Mineral Resources Circular No. 13, 1971.

Green, D. Technical Report on the RLJV Property, Red Lake Mining Division, NW Ontario; Internal Report (43-101), Rubicon Minerals Corporation, May 15, 2002.

Green, D. An Update on Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario; Form 43-101F1 Technical Report, March 1, 2005.

Hogg, G.M.  A Report on the McFinley Red Lake Gold Property of Sabina Industries Ltd. and McFinley Mines Ltd., Bateman Twp., Ontario; Aug. 29, 1983.  (Addendum, Sept. 29, 1983).

Hogg, G.M.  Summary Report on the Evaluation of the McFinley Red Lake Property, Bateman Twp., Ontario to February 28, 1985; March 5, 1985.

Hogg, G.M.  A Report on the Evaluation of the McFinley Red Lake Shaft Area, Bateman Township, Ontario, during 1985-86; June 26, 1986.

Hogg, G.M.  A Report on 1986-87 Operations on the McFinley Red Lake Property, Bateman Township, Ontario; April 8, 1988.

Hogg, G.M. Appraisal of Value, McFinley Red Lake Property; Internal Report, May 31, 1989.

Hogg, G.M. A Report on the McFinley Red Lake Project of Rubicon Minerals Corporation; May 17, 2002.

Hogg, G.M.  A Report on the McFinley Red Lake Project of Rubicon Minerals Corporation; October 15, 2002

Horwood, H.C.  Geology and Mineral Deposits of the Red Lake Area; O.D.M. Annual Report, Vol. 49, Part 2, 1940.

Lichtblau, A.F., Ravnaas, C., Storey, C.C., Hinz, P. and Bongfeldt, J., 2008. Report of Activities 2007, Resident Geologist Program, Red Lake Regional Geologist Report, Red Lake and Kenora Districts, Ontario Geological Survey, Open File Report 6216, 89p.

MacLean, P.C.  The 1976 Exploration Program, Abino Gold Mines Ltd.; July 7, 1976.

Mongeau, R.J.  An Assessment of the Mineral Economic Potential of the McFinley Gold Property, Bateman Township, Red Lake Area, Kenora Mining Division, Ontario; Nov. 17, 1974.

Newman, W.R. Geological Report on the McFinley Red Lake Gold Mines Limited; December, 1946.

Pirie, J., 1982. Regional geological setting of gold deposits, eastern Red Lake area, northwestern Ontario; in Proceedings of the CIM Gold Symposium, September 1980, The Canadian Institute of Mining and Metallurgy, Special Volume 24, p. 171-183..42

Postle, J.T.  Review of Mining Aspects of the McFinley Red Lake Project; Communication prepared for A.C.A. Howe International Inc. by Roscoe Postle Associates Inc., September 7, 1988.

Prefontaine, Marc. Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario; Form 43-101F1 Technical Report, December 9, 2005.

Questor Surveys Ltd.  Airborne Electromagnetic and Total Intensity Magnetic Survey, Red Lake Area, District of Kenora; O.G.S. Preliminary Map 1574 (Bateman Twp.), 1978.

Rigg, D.M. and Hogg, G. Exploration Activities of Rubicon Minerals corporation on the McFinley Property, Red Lake , Ontario.  Form 43-101F1 Technical Report, May 12, 2003.

Sanborn-Barrie, M., Skulski, T., and Parker, J., 2001. Three hundred million years of tectonic history recorded by the Red Lake greenstone belt, Ontario; Geological Survey of Canada,Current Research 2001-C19, 30 p.

Sanborn-Barrie, M., Skulski, T., Parker, J., and Dube, B., 2000. Integrated regional analysis of the Red Lake greenstone belt and its mineral deposits, western Superior Province, Ontario; Geological Survey of Canada, Current Research 2000-C18, 16 p.

Watkins, J.J, 1998. Gold mine potential of the Dorion-McCuaig corridor, Red Lake property; internal company report prepared for Rubicon Minerals Corp., 28 p..43

Wetmore, D.  Trenching & Initial Bulk Sampling, McFinley Property, Red Lake, Ontario; James Wade Engineering Ltd., May 20, 1981.

Wilson, G.C.  Petrographic Examination of McFinley Samples; Rept. Prepared by Turnstone Geol. Services Ltd., February 19, 1986.

Wyslozil, D.M.  Investigation of the Recovery of Gold and Silver from Samples Submitted by Wade Engineering Ltd., Progress Report No. 1; Lakefield Research of Canada Limited, July 29, 1981.

Certificate of Qualified Person:       ROBERT D. THOMAS, JR.

I, Robert D. Thomas, Jr., do hereby certify that:

I am an independent consulting geologist to the mining and mineral exploration industry with a residence and business address of 5040 Pleasant View Drive, Sparks, Nevada, USA 89434

I am a graduate of Wesleyan University, Middletown, Connecticut, with an M.A. degree in Geology (1974)

I am a Certified Professional Geologist with the American Institute of Professional Geologists (AIPG), License #10314

I have been practicing as a professional geologist continuously for 34 years since my graduation from university.

I do not own any interest in the properties that comprise the Phoenix Gold Project nor do I own any interest in any company or entity that owns or controls an interest in the properties that comprise the Phoenix Gold Project, and I am therefore independent of Rubicon Minerals Corporation and Dominion Goldfield Corporation.

I hold membership in the following professional organizations:
-AIME (30 year member)
-Society of Economic Geologists (Fellow)
-Geological Society of Nevada (past President)

I am a Qualified Person for the purposes of National Instrument 43-101. I have read and understand the terms of NI 43-101 and its companion documents and have submitted this report with the intention of complying with NI 43-101 and generally accepted Canadian industry practice.

I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in this report and that whose omission would make this report misleading.

This report, as well as its conclusions and recommendations, are based on the examination of the available data and discussions with geologists involved with the Phoenix Gold Project.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated in Sparks, Nevada on this 30th day of December, 2008.

Robert D. Thomas, Jr., CPG 10314

Consent of Qualified Person:          ROBERT D. THOMAS, JR.

I, Robert D. Thomas, Jr., do hereby consent to:

(a)
the public filing of the technical report titled "EXPLORATION ACTIVITIES OF RUBICON MINERALS CORPORATION” dated January 9, 2009 (the “Technical Report”) and to any extracts from or summary of, the Technical Report in the News Release, dated January 19, 2009;  and

(b)	confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports that disclosure.

Dated in Sparks, Nevada on this 30th day of December, 2008.

Robert D. Thomas, Jr., CPG 10314

Appendix 1: List of Mining Lease, Licenses of Occupation and Patented Claims

1/            Mining Lease

License	Description	Township	Anniv. Date	Hectares
104721 (renewed as 108126)	KRL503297 - 503299, 526262	Bateman	1986-Nov-01	56.033
	.		Sub-total:	56.033

2/            Licenses of Occupation

License	Description	Township	Anniv. Date	Hectares
3186	KRL2155	Bateman	1945-Aug-01	9.9153
3187	KRL2156	Bateman	1945-Aug-01	13.678
3289	K1498	Bateman	1945-Oct-01	11.048
3290	K1499	Bateman	1945-Oct-01	2.428
3370	K1493	Bateman	1946-Mar-01	5.018
3371	K1494	Bateman	1946-Mar-01	18.737
3372	K1495	Bateman	1946-Mar-01	10.117
3380	K1497	Bateman	1946-Mar-01	6.111
3381	KRL246	Bateman	1946-Mar-01	4.330
3382	KRL247	Bateman	1946-Mar-01	4.532
10830	KRL11038-39	Bateman	1947-Jan-01	28.672
10499	K11487	Bateman	1941-Nov-01	5.738
10834	KRL11031	Bateman	1947-Jan-01	17.887
10835	K954 (rec. as KRL18152)	Bateman	1947-Jan-01	9.267
10836	K955 (rec. as KRL18515)	Bateman	1947-Jan-01	9.955
10952	KRL18514	Bateman	1947-Oct-01	17.478
11111	KRL18735	Bateman	1950-Jan-01	12.226
11112	KRL18457	Bateman	1950-Jan-01	10.967
11114	KRL18373	Bateman	1950-Jan-01	7.734
11115	KRL18374	Bateman	1950-Jan-01	19.688
11116	KRL18375	Bateman	1950-Jan-01	22.869
11117	KRL18376	Bateman	1950-Jan-01	15.018
10495	KRL11483	Bateman	1941-Nov-01	6.718
10496	K11482	Bateman	1948-Nov-01	5.637
10497	K11481	Bateman	1941-Nov-01	14.148
			Sub-total:	289.916

3/            Patented Claims

Claim No.	Parcel	Township	Anniv. Date	Hectares
K1498	992	Bateman	-
K1499	993	Bateman	-
K1493	994	Bateman	-
K1494	995	Bateman	-
K1495	996	Bateman	-
KRL246	997	Bateman	-
KRL247	998	Bateman	-
K1497	999	Bateman	-
KRL11481	1446	Bateman	-
KRL11482	1447	Bateman	-
KRL11483	1448	Bateman	-
KRL11487	1452	Bateman	-
K954 (recorded as KRL 18152)	1977	Bateman	-
K955 (recorded as KRL 18515)	1978	Bateman	-
KRL18457	2449	Bateman	-
KRL18735	2450	Bateman	-
			Sub-total	400acres

Appendix 2: F2 Zone significant assays, where Location ID refers to Figure 25 (As of October 30, 2008).

Location ID	Hole	Incl	From	To	Au (g/t)	W(m)	Au (Oz/t)	W (ft)
	F2-01		95.00	101.50	6.3	6.5	0.18	21.3
4	F2-01	Incl.	95.00	99.50	8.4	4.5	0.25	14.8
4	F2-01	Incl.	96.60	99.50	11.6	2.9	0.34	9.5
	F2-01		217.00	224.00	4.1	7.0	0.21	23.0
	F2-01	Incl.	219.00	222.00	9.1	3.0	0.27	9.8
20	F2-01		235.00	246.00	6.8	11.0	0.20	36.1
20	F2-01	Incl.	236.00	239.00	23.2	3.00	0.68	9.8
20	F2-01	Incl.	236.00	238.00	34.6	2.00	1.01	6.6
20	F2-01	Incl.	237.00	238.00	61.5	1.0	1.79	3.3

5	F2-02		93.00	103.30	5.4	10.3	0.16	33.8
5	F2-02	Incl.	100.00	103.30	12.1	3.3	0.35	10.8
	F2-02		184.70	210.00	3.0	25.3	0.09	83.0
	F2-02		240.00	242.00	12.3	2.0	0.36	6.6
15	F2-02	Incl.	240.00	241.00	22.9	1.0	0.67	3.3
	F2-02		295.00	296.00	16.8	1.00	0.49	3.30
29	F2-02		305.50	306.50	36.0	1.0	1.05	3.3
	F2-02		367.00	395.00	3.3	28.00	0.10	91.9
	F2-02	Incl.	370.00	379.00	5.1	9.00	0.15	29.5
	F2-02	Incl.	377.00	379.00	10.1	2.0	0.29	6.6

18	F2-03		267.90	268.90	283.2	1.0	8.26	3.3

9	F2-04		176.00	176.50	21.5	0.5	0.63	1.6
	F2-04		231.70	237.00	3.7	5.3	0.11	17.4
34	F2-04		326.00	328.00	13.9	2.0	0.41	6.6
34	F2-04	incl.	327.00	328.00	22.4	1.0	0.65	3.3
56	F2-04		538.00	541.00	7.3	3.0	0.21	9.8

68	F2-05		373.30	375.30	7.6	2.0	0.22	6.6
68	F2-05	incl.	374.30	375.30	14.2	1.0	0.41	3.3
60	F2-05		500.00	517.00	6.0	17.0	0.18	55.8
60	F2-05	incl.	500.00	500.50	42.6	0.5	1.24	1.6
60	F2-05	incl.	508.50	509.00	14.5	0.5	0.42	1.6
60	F2-05	incl.	512.50	513.50	15.8	1.0	0.46	3.3
57	F2-05		526.00	528.00	12.1	2.0	0.35	6.6
								W (ft)
57	F2-05	incl.	527.50	528.00	36.1	0.5	1.05	1.6

7	F2-06		172.00	172.75	49.0	0.8	1.43	2.5
27	F2-06		290.50	291.00	20.0	0.5	0.58	1.6
39	F2-06		347.00	355.50	4.9	8.5	0.14	27.9
39	F2-06	Incl.	348.00	350.50	8.7	2.5	0.25	8.2
39	F2-06	Incl.	348.00	349.00	10.7	1.0	0.31	3.3
	F2-06		383.00	387.50	19.4	4.50	0.57	14.8
	F2-06	Incl.	386.00	386.50	119.8	0.50	3.49	1.6
49	F2-06		435.00	436.00	15.4	1.0	0.45	3.3

	F2-07		234.00	235.00	19.8	1.0	0.58	3.3
	F2-07		243.00	245.00	12.6	2.0	0.37	6.6
16	F2-07	Incl.	244.00	245.00	19.6	1.0	0.57	3.3
17	F2-07		249.00	252.00	73.2	3.0	2.14	9.8
30	F2-07		302.00	303.00	15.1	1.0	0.44	3.3
31	F2-07		306.00	306.50	11.1	0.5	0.32	1.6
35	F2-07		317.00	333.00	3.5	16.0	0.10	52.5
35	F2-07	incl	325.00	326.00	15.8	1.0	0.46	3.3
35	F2-07	incl	325.00	325.50	23.0	0.5	0.67	1.6
35	F2-07	incl	326.50	327.00	18.8	0.5	0.55	1.6
36	F2-07		337.00	344.00	16.0	7.0	0.47	23.0
36	Incl.	Incl.	338.00	343.00	21.0	5.00	0.61	16.4
36	F2-07	Incl.	338.00	339.50	25.6	1.5	0.75	4.9
36	F2-07	Incl.	340.00	343.00	22.2	3.0	0.65	9.8
41	F2-07		378.00	395.00	24.4	17.0	0.71	55.8
41	F2-07	Incl.	387.00	395.00	36.5	8.0	1.06	26.2

11	F2-08		198.00	222.00	4.2	24.0	0.12	78.7
11	F2-08	Incl.	200.00	202.00	15.8	2.0	0.46	6.6
11	F2-08	Incl.	201.00	202.00	24.8	1.0	0.72	3.3
26	F2-08		295.00	306.00	42.4	11.0	1.24	36.1
	F2-08		360.00	364.70	3.8	4.7	0.11	15.4
	F2-08		399.00	404.00	3.1	5.0	0.09	16.4

38	F2-09		341.50	345.00	10.0	3.5	0.29	11.5
38	F2-09	Incl.	342.50	343.00	53.1	0.5	1.55	1.6
47	F2-09		441.50	457.00	28.7	15.5	0.84	50.9

47	F2-09	Incl.	441.50	448.90	52.6	7.4	1.53	24.3
47	F2-09	Incl.	448.00	448.90	353.8	0.9	10.32	3.0
47	F2-09	Incl.	452.50	453.00	77.6	0.5	2.26	1.6

1	F2-10		92.90	93.90	19.5	1.0	0.57	3.3
2	F2-10		98.50	99.10	68.4	0.6	2.00	2.0
8	F2-10		174.00	175.00	43.0	1.0	1.25	3.3
21	F2-10		263.00	266.00	13.9	3.0	0.41	9.8
23	F2-10		282.00	284.00	17.7	2.0	0.52	6.6
22	F2-10	Incl.	283.00	284.00	29.4	1.0	0.86	3.3
37	F2-10		317.00	347.00	8.3	30.0	0.24	98.4
37	F2-10		317.00	321.00	16.2	4.00	0.47	13.1
37	F2-10	Incl.	328.00	328.50	48.2	0.5	1.41	1.6
37	F2-10	Incl.	346.50	347.00	216.1	0.5	6.30	1.6
44	F2-10		414.50	415.00	56.5	0.5	1.65	1.6
45	F2-10		420.50	421.00	20.2	0.5	0.59	1.6
46	F2-10		435.00	435.50	77.8	0.5	2.27	1.6

	F2-11		235.00	245.00	2.9	10.0	0.08	33.0
	F2-11	Incl.	243.90	245.00	7.3	1.1	0.21	3.6
	F2-11		307.50	309.00	8.2	1.5	0.24	4.9
28	F2-11		307.50	308.00	20.2	0.5	0.59	1.6
42	F2-11		380.00	392.10	3.0	12.1	0.09	39.7
43	F2-11		399.00	400.60	25.7	1.6	0.75	5.2
43	F2-11	Incl.	399.00	400.00	40.3	1.0	1.18	3.3

3	F2-12		89.40	89.90	20.8	0.5	0.61	1.6
19	F2-12		202.00	206.00	4.3	4.0	0.13	13.1

	F2-13		238.42	243.42	4.7	5.00	0.14	16.4

75	F2-14		506.00	513.00	6.9	7.0	0.20	23.0
75	F2-14	Incl.	507.00	509.00	15.2	2.0	0.44	6.6
76	F2-14		522.65	523.50	26.4	0.9	0.77	2.8

62	F2-14-W1		594.00	598.00	5.7	4.0	0.17	13.1
61	F2-14-W1		615.00	622.00	2.5	7.0	0.07	23.0

	F2-15		510.00	510.50	9.3	0.5	0.27	1.6
53	F2-15		696.00	705.00	3.4	9.0	0.10	29.5

77	F2-15-W1		507.35	511.00	7.5	3.7	0.22	12.1
77	F2-15-W1	Incl.	507.35	508.60	17.6	1.3	0.51	4.3
78	F2-15-W1		532.00	533.00	19.1	1.0	0.56	3.3
59	F2-15-W1		681.00	682.00	11.4	1.0	0.33	3.3

	F2-16		506.00	507.00	17.2	1.0	0.50	3.3
66	F2-16		554.00	557.20	3.7	3.2	0.11	10.5
65	F2-16		559.00	575.10	3.0	16.1	0.09	52.8
65	F2-16	Incl.	569.00	570.00	8.2	1.0	0.24	3.3

72	F2-17		443.00	444.00	62.0	1.0	1.81	3.3
72	F2-17	Incl.	443.50	444.00	117.7	0.5	3.43	1.6
	F2-17		482.00	484.00	8.6	2.0	0.25	6.6
48	F2-17		666.20	673.00	3.1	6.8	0.09	22.3

	F2-17-W1		474.00	475.00	7.9	1.0	0.23	3.3

71	F2-17-W3		451.50	452.00	70.4	0.5	2.05	1.6

	F2-19		392.80	397.80	5.2	5.0	0.15	16.4
	F2-19	Incl.	393.80	396.80	7.0	3.0	0.20	9.8
73	F2-19		464.20	466.00	361.7	1.8	10.55	5.9
73	F2-19	Incl.	464.20	465.00	811.4	0.8	23.67	2.6
67	F2-19		541.60	543.70	58.8	2.1	1.72	6.9
67	F2-19	Incl.	542.70	543.70	121.7	1.0	3.50	3.3
67	F2-19	Incl.	543.20	543.70	240.4	0.5	7.01	1.6

84	F2-20		761.30	762.30	12.6	1.0	0.37	3.3
85	F2-20		795.00	799.00	7.4	4.0	0.21	13.1
85	F2-20	Incl.	796.00	798.00	12.0	2.0	0.35	6.6

10	F2-21		168.70	177.30	9.1	8.6	0.27	28.2
10	F2-21	Incl.	169.20	169.70	97.9	0.5	2.85	1.6
10	F2-21	Incl.	172.00	172.50	11.6	0.5	0.34	1.6

12	F2-21		221.20	221.70	64.2	0.5	1.87	1.6
	F2-21		234.00	236.00	11.7	2.0	0.34	6.6
13	F2-21	Incl.	234.00	235.00	18.9	1.0	0.55	3.3
24	F2-21		271.00	273.50	17.0	2.5	0.50	8.2
24	F2-21	Incl.	271.00	272.00	41.4	1.0	1.21	3.3
25	F2-21		276.00	277.00	10.3	1.0	0.30	3.3
33	F2-21		303.00	309.00	5.2	6.0	0.15	19.7
33	F2-21	Incl.	303.00	303.50	35.8	0.5	1.04	1.6
40	F2-21		374.85	376.35	14.2	1.5	0.41	4.9
40	F2-21	Incl.	375.35	376.35	19.6	1.0	0.57	3.3
51	F2-21		442.00	447.00	6.1	5.0	0.18	16.4
52	F2-21		461.50	462.00	13.1	0.5	0.38	1.6
54	F2-21		529.00	531.60	10.2	2.6	0.30	8.5
54	F2-21	Incl.	531.00	531.60	33.7	0.6	0.98	2.0
55	F2-21		539.05	541.70	13.8	2.7	0.40	8.7
55	F2-21	Incl.	539.05	540.00	28.3	1.0	0.83	3.1

6	F2-22		103.70	104.20	29.6	0.5	0.86	1.6
14	F2-22		200.30	251.00	5.6	50.7	0.16	166.3
14	F2-22	incl	200.30	220.60	6.8	20.3	0.20	0.7
14	F2-22	incl	200.30	200.80	12.4	0.5	0.36	1.6
14	F2-22	incl	209.50	215.50	13.6	6.00	0.4	19.7
14	F2-22	incl	212.00	212.50	106.4	0.5	3.10	1.6
14	F2-22	incl	212.00	215.50	20.4	3.5	0.59	11.5
14	F2-22	incl	215.00	215.50	16.0	0.5	0.47	1.6
14	F2-22	incl	224.00	225.00	13.4	1.0	0.39	3.3
14	F2-22	incl	239.00	245.00	8.0	6.0	0.23	19.7
14	F2-22	incl	239.00	241.00	18.5	2.0	0.54	6.6
14	F2-22	incl	239.00	240.00	32.9	1.0	0.96	3.3
14	F2-22	incl	249.00	250.00	12.2	2.0	0.36	6.6
32	F2-22		301.50	302.00	17.1	0.5	0.50	1.6
	F2-22		329.00	334.00	4.9	5.0	0.14	16.4
50	F2-22		443.00	446.00	21.6	3.0	0.63	9.8
50	F2-22	Incl.	443.00	444.00	53.3	1.0	1.55	3.3
50	F2-22	Incl.	445.00	446.00	11.3	1.0	0.33	3.3

64	F2-24		411.00	418.40	9.2	7.4	0.27	24.3
64	F2-24	incl	411.60	412.20	16.2	0.6	0.47	2.0

64	F2-24	incl	413.00	414.00	31.6	1.0	0.92	3.3
83	F2-24		637.00	644.00	4.4	7.0	0.13	23.0
83	F2-24	incl	638.00	643.00	22.9	1.0	0.67	3.3

70	F2-25		291.00	292.00	21.4	1.0	0.62	3.3
69	F2-25		325.00	330.00	6.4	5.0	0.19	16.4
69	F2-25	incl.	328.00	330.00	13.5	2.0	0.39	6.6
63	F2-25		439.00	440.00	17.1	1.0	0.50	3.3
58	F2-25		501.00	503.00	13.8	2.0	0.40	6.6

	F2-28		884.00	885.00	6.5	1.0	0.19	3.3
	F2-28		909.00	910.00	5.6	1.0	0.16	3.3

74	F2-29		328.25	330.25	891.1	2.0	25.99	6.6
79	F2-29		421.50	422.00	109.8	0.5	3.20	1.6
80	F2-29		438.00	446.00	3.7	8.0	0.11	26.2
80	F2-29	incl.	442.00	443.00	22.6	1.0	0.66	3.3
81	F2-29		487.00	489.00	8.1	2.0	0.24	6.6
82	F2-29		531.80	533.00	13.9	1.2	0.40	3.9
86	F2-29		805.90	809.00	5.1	5.3	0.15	17.4
86	F2-29	incl	808.00	809.00	10.5	1.0	0.31	3.3
87	F2-29		855.00	871.15	4.1	16.2	0.12	53.0
87	F2-29		865.00	871.15	8.0	6.1	0.23	20.2
87	F2-29	incl	869.00	871.15	10.4	2.2	0.30	7.2

	F2-30-W1		795.00	798.00	7.2	3.0	0.21	9.8
	F2-30-W1	incl	795.40	798.00	8.0	2.6	0.23	8.5

	F2-32		509.00	510.00	13.8	1.0	0.40	3.3
	F2-32		641.40	644.00	4.4	2.6	0.13	8.5

	F2-33		415.00	416.00	4.9	1.0	0.14	3.3
	F2-33		583.00	584.00	21.7	1.0	0.63	3.3
	F2-33		595.00	598.00	3.2	3.0	0.09	9.8
	F2-33		602.00	603.00	19.0	1.0	0.55	3.3
	F2-33		654.00	663.00	5.2	9.0	0.15	29.5
	F2-33	Incl	659.00	662.00	8.4	3.0	0.24	9.8
	F2-33		687.00	703.00	3.7	16.0	0.11	52.5

	F2-33	Incl	687.00	690.00	7.0	3.0	0.20	9.8

	F2-35		475.00	476.80	16.8	1.8	0.49	5.9
88	F2-35		887.00	889.15	41.9	2.2	1.22	7.1
88	F2-35	incl	887.00	888.00	69.8	1.0	2.04	3.3
89	F2-35		1110.50	1111.00	391.3	0.5	11.41	1.6
	F2-35		1122.00	1127.70	6.9	5.7	0.20	18.7
	F2-35	incl	1126.30	1126.80	34.6	0.5	1.01	1.6
90	F2-35	incl	1125.50	1126.80	14.2	1.3	0.41	4.3

Appendix 3: List of Sampling Protocol

The following protocol outlines the procedure that will be applied to sampling drill core at the Phoenix Gold Project.  The geologist in charge of logging will be responsible for adhering to the following protocol:

General:
•	Standardized sample booklets will be utilized at all times. All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.
•	Standards will be entered every 25th sample. Blanks will be entered into the sample flow, following directly after the standards.
•	Duplicate samples (1/4 core), will be entered into the sample flow, at the discretion of the geologist.
•
Samples will be entered into the digital logging database with the “From-To” and geochemical analysis that will be applied.  Unless otherwise stated, all samples are to be assayed for gold by fire assay, and those with visible gold and their bracketing samples will be analyzed for gold by fire assay with a gravimetric finish.

•	The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core.

Marking Core:
•
The beginning of a sample will be clearly marked with a Grease Pencil, by a line perpendicular to the core, with an arrow clearly showing the direction in which the sample is to be taken.  This format will be reproduced for the finishing line of the sample.  A line will be traced along the long axis of the core, defining the ‘Cutting Line’ that the core cutter will follow.

•	The sample tag will be placed at the beginning of the sample.

Double-Check:
•	It will be the geologists’ job to double-check on the samples once they are cut and verify that all of the samples collected are properly labeled, with the sample tags inside of the sample bags.